Exhibit 99.1

Management Proxy Circular and

Notice of Annual Meeting of Shareholders

June 3, 2020

YOUR VOTE AND PARTICIPATION AS A SHAREHOLDER IS IMPORTANT. Please read this document and vote.

Notice of Annual Meeting of Shareholders of Thomson Reuters Corporation

We are pleased to invite you to attend our 2020 annual meeting of shareholders.

When	Where
Wednesday, June 3, 2020 12:00 p.m. (Eastern Daylight Time)

Virtual only meeting – a live audio webcast will be available at: www.tr.com/agm2020

Shareholders attending the meeting should enter their control number or username and the password for the meeting: tri2020 (case sensitive). Guests do not need a control number, username or password to attend the meeting. You can find information about control numbers and usernames in this notice and in the accompanying management proxy circular.

A replay of the webcast will be posted on our website after the meeting.

To our Shareholders,

We are pleased to invite you to attend the 2020 Thomson Reuters annual meeting of shareholders on Wednesday, June 3, 2020 at 12:00 p.m. (Eastern Daylight Time).

The health and safety of our communities, shareholders, employees and other stakeholders is our top priority. In light of ongoing developments regarding the coronavirus (COVID-19) pandemic, we are holding the meeting as a virtual only meeting, which will be conducted through a live webcast. Shareholders will have an opportunity to attend, submit questions and vote at the meeting in real time through a web-based platform, regardless of geographic location and share ownership. Shareholders will not be able to attend the meeting in person.

Business of the Meeting

At the meeting, shareholders will be asked to:

1. Receive our consolidated financial statements for the year ended December 31, 2019 and the auditor’s report on those statements;

2. Elect directors;

3. Appoint PricewaterhouseCoopers LLP as the auditor and authorize the directors to fix the auditor’s remuneration;

4. Consider an advisory resolution on executive compensation;

5. Consider the shareholder proposal set forth in the accompanying management proxy circular; and

6. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

You can read about each of these items in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2019 performance and our plans for Thomson Reuters going forward.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Participating in the Meeting

The process for participating in the virtual meeting depends on whether you’re a registered or non-registered shareholder. You can find more information about these terms in the “Voting Information and How to Attend” section of the accompanying management proxy circular.

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Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting, submit questions and vote in real time, provided they are connected to the Internet and follow the instructions in the accompanying management proxy circular.

•

If you are a non-registered shareholder (or “beneficial owner”) who wishes to attend the virtual meeting, submit questions and vote in real time, you have to appoint yourself as proxyholder first and then also register with our transfer agent, Computershare Trust Company of Canada. If you’re a non-registered shareholder and don’t appoint yourself as proxyholder, you can still attend the virtual meeting as a guest, but you won’t be able to submit questions or vote at the meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to Computershare Trust Company of Canada.

Please carefully follow the instructions in the “Voting Information and How to Attend” section of the accompanying management proxy circular and on your form of proxy or voting instruction form (VIF).

How to Attend the Meeting

STEP ONE: Log in online at: www.tr.com/agm2020

We recommend that you log into the meeting at least 15 minutes before the meeting starts.

STEP TWO: Follow these instructions:

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Duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder): Click “Shareholder”. Enter your username and the password: tri2020 (case sensitive). Proxyholders who have been duly appointed and registered with Computershare Trust Company of Canada as described in the accompanying management proxy circular will receive a username by e-mail from Computershare after the proxy voting deadline has passed.

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Registered shareholders: Click “Shareholder”. Enter your control number as your username and the password: tri2020 (case sensitive). The control number is located on the proxy form or in the e-mail notification you received from Computershare Trust Company of Canada. If you use your control number as a username to log into the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you should log into the meeting as a “Guest” as described below but you will not be able to submit questions or vote as a shareholder.

•	Guests: Click “Guest” and then complete the online form.

If you attend the virtual meeting, it is your responsibility to have Internet connectivity for the duration of the meeting.

Please carefully follow the instructions in the “Voting Information and How to Attend” section of the accompanying management proxy circular.

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 7, 2020.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Notice-And-Access

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, www.thomsonreuters.com, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

Voting

Your vote is important. If you’re unable to attend the meeting, please vote by proxy. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, June 1, 2020, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson Chairman of the Board	Steve Hasker President & Chief Executive Officer

April 17, 2020

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Letter to Shareholders

To our fellow Shareholders,

We will be holding this year’s annual meeting of shareholders in a virtual only format due to the coronavirus (also known as COVID-19) pandemic. The meeting will be conducted through a live audio webcast, and you’ll have an opportunity to attend, submit questions and vote at the meeting in real time through a web-based platform. This circular provides information and instructions regarding how to participate in the virtual annual meeting.

As we turn the page to a new chapter at Thomson Reuters, we begin by thanking all our stakeholders for the trust they place in us.

Our customers face unprecedented challenges. Regulatory complexity soars. It is harder than ever to distinguish fact from fake. The accelerating confluence of content and technology continues to disrupt our customers’ working lives, amplified by the worst global health crisis in generations. When news happens, when the world changes, when our customers need us most, we are proud to deliver the trusted answers they need to act with confidence.

Ours is a company that has long prided itself on deep and lasting customer relationships, world-class products and the exceptional talent and dedication of our people. Our leading positions, subscription model and strong balance sheet give us the stability and confidence to look beyond the horizon. It is upon this foundation we look to the future with optimism, prudence and humility.

Progress in 2019

Our progress in 2019 was marked by strong performance across our business. Organic revenues grew 4% along with improvement in our underlying profitability. Approximately 78% of 2019 revenues were recurring, generally under subscription arrangements with customers. And, we generated 88% of revenues electronically, including many through cloud-based offerings. It was the eighth consecutive year that we met or exceeded the performance metrics in our external financial outlook.

This performance was driven by demand for our artificial intelligence (AI) powered solutions, more market opportunities generated from our new customer-oriented organizational structure and greater price realization reflecting our premium offerings and continuously enhanced solutions. New product launches powered by AI helped to further differentiate Thomson Reuters from our competitors. Our products not only provide targeted access to our deep content, but also deliver tools that help our customers efficiently manage their workflow and collaborate with their peers and clients.

Adding to those homegrown achievements, we made four strategic acquisitions, deploying roughly half of the $2 billion investment fund set aside from proceeds from the Financial & Risk transaction (the business now known as Refinitiv). These acquisitions bring new talent, capabilities and customers to complement our existing offerings.

We also created a flatter organization by reducing management layers and empowering decision making closer to our customers. Combined with the separation from Refinitiv mostly behind us, we are now a more effective, efficient and responsive customer-focused organization, better positioned to meet the challenges and opportunities ahead.

Creating long-term value while returning capital to shareholders has been a hallmark of our business. We were pleased to announce an 8 cent annualized increase in our common share dividend this past February, our 27th consecutive year of dividend increases. In 2019, we returned nearly $1.2 billion to our shareholders in the form of dividends and share buybacks. Over the five-year period ended March 31, 2020, our total shareholder return in U.S. dollars was 96% compared to 37% for the S&P 500. And, our Canadian dollar total shareholder return was 119% compared to 4% for the S&P/TSX composite index during that period.

Looking Ahead

The world changed dramatically in the first quarter of 2020. Despite the challenging global business environment ahead, we believe that our business model remains attractive. As communities face less certain times, we remain well capitalized and well positioned to help our customers persevere. We are confident that rigorously managing those things within our control will help us maintain the trust and confidence of our stakeholders and emerge stronger as a business.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

We are moving at pace to accommodate customers as they make significant shifts to virtual working environments. Customers working remotely require easy-to-use curated information integrated with software and firm management capabilities. They increasingly need information and tools that are trusted, accurate and accessible, wherever they may be working in the world. Our foundational assets, including an unparalleled commitment to independent news coverage, have never been more important to delivering value to our customers.

We have a new opportunity to lead a bigger conversation and help shape the industries we serve. Our next generation of solutions will help re-imagine how professionals work, making our information, news, software and solutions more relevant, more personalized and more interconnected. We are accelerating our own digital transformation, creating a more holistic digital experience, making it easier for our customers to find, buy and get the most out of our offerings.

While focused on innovation and growing our businesses organically, acquisitions remain an important part of our long-term growth strategy. We will be disciplined in our approach to deploying capital, considering only strategic acquisitions that strengthen our core value proposition, advance our product strategy in support of our customers’ digital transformation and extend our company into highly adjacent market segments.

Talent remains integral to our success. This year, our investments in training and development emphasize the digital capabilities we need to drive innovation for our customers, and the greater commercial sophistication needed to sell advanced solutions. We are focused on building a diverse workforce that is customer obsessed, digitally fluent, that works with urgency and that is adaptable in their approach.

Our Role in the World

A society cannot thrive without justice and transparency, which require trusted information and people with the courage to defend it. Every day around the world, there are affronts to the rule of law and freedom of the press. We are proud to work to counter these forces. We seek to inform and empower people, sharing our skills and knowledge to support journalism’s sustainable future, and we are committed to strengthening these efforts in the years to come.

To date, we have established strong relationships with local and international organizations for missing and exploited children to uncover victims of kidnapping, exploitation and human trafficking. We partner with government agencies to provide greater transparency into global supply chains that use slave labor. We work with organizations worldwide to spread training in media literacy and coding to create more empowered digital citizens around the globe. In addition, through the work of the Thomson Reuters Foundation, we have created the world’s largest global network of free legal services to NGOs and social enterprises, TrustLaw, facilitating more than $172 million in pro bono legal assistance since its launch a decade ago.

These efforts build on our best-in-class corporate responsibility policies and strong volunteer ethos. In 2019, we implemented various sustainability innovation programs for our associates, with a commitment to becoming fully carbon neutral – a goal we achieved only months later. In total, our associates volunteered more than 116,000 hours in their communities last year.

The Next Generation of Leadership

In February 2020, Thomson Reuters announced the appointment of a new CEO and CFO following a thorough and collaborative succession process. We would like to thank our former CEO Jim Smith and our former CFO Stephane Bello for their combined five decades of service, and their leadership of our company over the last eight years. Jim and Stephane led Thomson Reuters’ turnaround in the wake of the financial crisis and led us through the company’s recent transformation, which we believe has positioned us well for the future. Our new leadership team is committed to build on that foundation with rigor and conviction, focused on customer-led growth to deliver maximum long-term value creation.

We are grateful for the support of all our stakeholders and for the guidance of our fellow directors. As we write our next chapter, we are confident that we can continue to build our business doing work we can all be proud of.

David Thomson Chairman of the Board	Steve Hasker President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2019 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 1

Page 2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Fast Facts About Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

The table below describes some of our key operating characteristics:

Attractive Industry	Balanced and Diversified Leadership	Attractive Business Model	Strong Competitive Positioning	Disciplined Financial Policies
• Professional content market segment (estimated $13 billion) • Software market segment (estimated $21 billion)

•   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•   Products and services tailored for professionals

•   Deep broad industry knowledge

•   Distinct core customer group revenues

•   Geographical diversity

•   Largest customer, excluding Refinitiv, is approximately 2% of revenues

		• 78% of revenues are recurring • 88% of revenues are delivered electronically, including cloud-based offerings • Strong consistent cash generation capabilities	• Proprietary databases and deeply embedded workflow tools and analytics • Technology and operating platforms built to address the global marketplace

•   Focused on free cash flow growth

•   Balance investing in business and returning capital to shareholders

•   Disciplined capital structure – target maximum leverage ratio of 2.5x net debt to adjusted EBITDA

•   Commitment to maintaining investment grade credit rating

2019 full-year results:	Stock prices:

•   Revenues – US$5.9 billion

•   Operating profit – US$1.2 billion

•   Adjusted EBITDA margin* – 25.3%

•   Diluted earnings per share (EPS) – US$3.11

•   Adjusted EPS* – US$1.29

•   Cash flow from operations – US$702 million

•   Free cash flow* – US$159 million

Stock exchange listings (Symbol: TRI):

•   Toronto Stock Exchange (TSX)

•   New York Stock Exchange (NYSE)

Closing price (April 7, 2020): C$95.39 / US$68.07

High (2019): C$95.80 / US$72.76

Low (2019): C$63.14 / US$46.87

Market capitalization (April 7, 2020):

US$33.9 billion

Dividend per common share (as of April 7, 2020):

$0.38 quarterly ($1.52 annualized)

We have increased our common share dividend for 27 consecutive years.

All revenue information reflected in the first table above is based on our 2019 full-year results.

For more information about our company, visit www.thomsonreuters.com

* Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 3

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, June 3, 2020. As a shareholder, you are invited to attend the virtual meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of April 7, 2020. In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information and How to Attend” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Mark Blinch.

Page 4    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Business of the Meeting

Highlights

This year’s meeting will cover the following items of business:

Item of Business	Highlights					Board Vote Recommendation
1. Financial statements

Receipt of our 2019 audited financial statements.

• Our 2019 annual consolidated financial statements are included in our 2019 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

• Shareholders who requested a copy of the 2019 annual report will receive it by mail or e-mail.

• Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

						N/A
2. Directors

At the meeting, 12 individuals are proposed to be elected to our Board of Directors. All of these individuals are currently directors of our company. Sheila Bair and Kristin Peck have decided not to stand for re-election.

• A majority of our directors are independent.

• The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate.

• Shareholders vote annually for individual directors.

The director nominees are:

						FOR each director nominee

	Name	Director Since	Independent	Affiliated with Principal Shareholder	Thomson Reuters Management
	David Thomson	1988		✓
	Steve Hasker	2020			✓
	Kirk E. Arnold	2020	✓
	David W. Binet	2013		✓
	W. Edmund Clark, C.M.	2015		✓
	Michael E. Daniels	2014	✓
	Kirk Koenigsbauer	2020	✓
	Vance K. Opperman	1996	✓
	Kim M. Rivera	2019	✓
	Barry Salzberg	2015	✓
	Peter J. Thomson	1995		✓
	Wulf von Schimmelmann	2011	✓
3. Auditor	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2021 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.					FOR

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 5

Item of Business	Highlights	Board Vote Recommendation
4. Advisory resolution on executive compensation

We will have a non-binding advisory resolution on executive compensation, which is sometimes called “say on pay”. This will provide you with an opportunity to provide a view on our company’s approach to executive compensation, as described in this circular.

As discussed in this circular, we appointed a new CEO and a new CFO effective on March 15, 2020. When the Board approved compensation arrangements for our new CEO and CFO in February 2020:

• Our new CEO’s 2020 target total direct compensation was approximately 28% lower than our former CEO’s 2019 target total direct compensation.

• Our new CFO’s 2020 target total direct compensation was approximately 26% lower than our former CFO’s 2019 target total direct compensation.

Similar to the compensation arrangements for our former CEO and CFO, the compensation arrangements for our new CEO and CFO are primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned to our strategy to drive shareholder value.

In 2019, “pay for performance” continued to be a key part of our compensation philosophy for our named executive officers.

✓    2019 compensation decisions were aligned with our strategic objectives – During 2019, the Human Resources Committee of the Board of Directors (HR Committee) was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future. In 2019, a significant portion of executive pay was at risk and linked to both operational performance and stock price. Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year.

✓    Our compensation program is strongly aligned with shareholder return and value – Our executive officer compensation is strongly aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓    We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – The HR Committee utilizes a global peer group for executive compensation purposes. For executive compensation benchmarking, the HR Committee also utilizes a separate Canadian peer group given our company’s increasing presence in Toronto.

✓    Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (FW Cook) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, approximately 98% of votes have been cast “for” our “say on pay” advisory resolutions.

✓    We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor is of the view that our compensation program does not create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

Please see the “Compensation Discussion and Analysis” section of the circular for additional information.

FOR
5. Shareholder proposal	Consider the shareholder proposal set out in Appendix B of this circular.	AGAINST
6. Other business	If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

Page 6    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Voting Information and How to Attend

Why is Thomson Reuters holding a virtual only meeting?

The health and safety of our communities, shareholders, employees and other stakeholders is our top priority. In light of ongoing developments regarding the coronavirus (COVID-19) pandemic, we are holding the meeting as a virtual only meeting, which will be conducted through a live webcast. Shareholders will have an opportunity to attend the meeting, submit questions and vote in real time through a web-based platform, regardless of geographic location and share ownership. Shareholders will not be able to attend the meeting in person.

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on April 7, 2020 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of April 7, 2020, there were 495,665,970 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, during the meeting online or by proxy, is required to approve each item of business.

Woodbridge, our principal and controlling shareholder, beneficially owned approximately 66% of our outstanding common shares as of April 7, 2020. Woodbridge has advised our company that it will vote FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the virtual only meeting and vote during the meeting by online ballot through the live webcast platform. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

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You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

—	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

—	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

How do I attend and participate in the meeting?

We are holding the meeting in a virtual only format, which will be conducted through a live webcast. Shareholders will not be able to attend the meeting in person.

How you vote will depend on whether you’re a registered shareholder or a non-registered shareholder (as discussed above).

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend and vote at the meeting online. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as described below. Guests will be able to listen to the meeting but will not be able to vote at the meeting.

If you attend the virtual meeting, it is your responsibility to have Internet connectivity for the duration of the meeting.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 7

Registered shareholders	You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

If you want to vote by proxy before the meeting

You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder.

You may give voting instructions through the Internet, mail or telephone. Please refer to your proxy form for instructions.

If you want to attend and vote at the meeting

You may vote at the meeting by completing an online ballot during the meeting, as further described below. Do not complete or return your proxy form, as your vote will be taken at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf. Follow the instructions below for appointing a proxyholder if applicable.

Please follow these steps:

1.   Log in online at www.tr.com/agm2020. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Shareholder”.

3.  Enter your control number as your username. The control number is located on your proxy form or in the e-mail notification you received from Computershare Trust Company of Canada.

4.  Enter the password: tri2020 (case sensitive).

5.  Follow the instructions to view the meeting and vote when prompted.

Once you log into the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided with the opportunity to vote by online ballot on the items of business to be voted on at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions below), but will be unable to vote or submit questions at the meeting.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your proxy form) to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you must submit your proxy form appointing the third party AND register the third party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register your proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.

Please follow these steps:

1.   Submit your proxy form – To appoint a third party proxyholder, insert that person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form. This step must be completed before registering the proxyholder as step 2 below.

2.  Register your proxyholder – To register a third party as your proxyholder, you MUST visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 1, 2020 and provide Computershare Trust Company of Canada with the required proxyholder contact information so that Computershare Trust Company of Canada may provide the proxyholder with a username by e-mail shortly after this deadline. Without a username, proxyholders will not be able to ask questions or vote at the meeting but will be able to participate as a guest.

Page 8    Management Proxy Circular and Notice of Annual Meeting of Shareholders

If you want to appoint more than one proxyholder to each vote a subset of your shares, you must submit your proxy by mail indicating the number of shares to be voted by each proxyholder, and also complete step 2 above.

If you want to attend the meeting as a guest

Guests can log into the meeting as set forth below. Guests can listen to the meeting but are not able to submit questions or vote at the meeting.

Please follow these steps:

1.   Log in online at www.tr.com/agm2020. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Guest” and complete the online form.

Deadline for returning your proxy form	Your completed proxy must be received by Computershare Trust Company of Canada by 5:00 p.m. (Eastern Daylight Time) on Monday, June 1, 2020.

Non-registered shareholders

You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

If you want to vote by proxy before the meeting	If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

If you want to attend and vote at the meeting

If you are a non-registered shareholder and you wish to ask questions or vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare Trust Company of Canada. This is because our company and our transfer agent, Computershare Trust Company of Canada, do not have records of the non-registered shareholders of the company. As a result, we would have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you’re a non-registered shareholder and don’t appoint yourself as proxyholder, you can still attend the virtual meeting as a guest, but you won’t be able to submit questions or vote at the meeting.

Please follow these steps:

1.   To appoint yourself as proxyholder, insert your name in the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions by submitting the voting instruction form by the appropriate deadline as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering a proxyholder as step 2 below.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 9

2.  To register yourself as a proxyholder, you must visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 1, 2020 and provide Computershare Trust Company of Canada with your required proxyholder contact information so that Computershare Trust Company of Canada may provide you with a username by e-mail shortly after this deadline. Without a username, you will not be able to vote at the meeting but will be able to participate as a guest.

3.  Log in online at www.tr.com/agm2020. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

4.  Click “Shareholder”.

5.  Enter your username that was provided by Computershare Trust Company of Canada.

6.  Enter the password: tri2020 (case sensitive).

7.  Follow the instructions to view the meeting and vote when prompted.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 1, 2020.

3.  You will receive a confirmation of your registration by e-mail after Computershare Trust Company of Canada receives your registration materials. Please note that you are required to register your appointment as a proxyholder at www.computershare.com/ThomsonReuters as noted above.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your voting instruction form) to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you must submit your voting instruction form appointing the third party AND register the third party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register your proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.

Please follow these steps:

1.   Submit your voting instruction form – To appoint a third party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions by submitting the voting instruction form by the appropriate deadline as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering a proxyholder as step 2 below.

Page 10    Management Proxy Circular and Notice of Annual Meeting of Shareholders

2.  Register your proxyholder – To register another person as your proxyholder, you MUST visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 1, 2020 and provide Computershare Trust Company of Canada with the required proxyholder contact information so that Computershare Trust Company of Canada may provide the proxyholder with a username by e-mail shortly after this deadline. Without a username, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

If you are a non-registered shareholder located in the United States and you wish to appoint a third party as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 1, 2020.

You will receive a confirmation of your registration by e-mail after Computershare Trust Company of Canada receives your registration materials. Please note that you are required to register the third party’s appointment as a proxyholder at www.computershare.com/ThomsonReuters as noted above.

If you want to attend the meeting as a guest

Guests, including non-registered shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set forth below. Guests can listen to the meeting but are not able to submit questions or vote at the meeting.

Please follow these steps:

1.   Log in online at www.tr.com/agm2020. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Guest” and complete the online form.

Deadline for returning your form	Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the proxy deadline to enable your intermediary to act on your instructions prior to the deadline.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 11

Other Questions and Answers

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, June 1, 2020.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on your proxy form or voting instruction form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•

By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, June 1, 2020. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

—

To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, June 2, 2020. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

—	To the Chair of the meeting before the meeting starts; or

—	In any other manner permitted by law.

•

If, as a registered shareholder, you are using your control number as a username to log in to the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the meeting online.

Page 12    Management Proxy Circular and Notice of Annual Meeting of Shareholders

How can I contact Computershare Trust Company of Canada if I have questions?

You can contact Computershare Trust Company of Canada directly at the following numbers:

Canada and the United States	1.800.564.6253
Other countries	1.514.982.7555

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies and votes cast at the meeting through the live webcast platform to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 13

Annual and Quarterly Financial Statements and Related MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the “notice-and-access” system?

The voting process is the same as described in the “Voting Information and How to Attend” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote during the meeting by online ballot through the live webcast platform.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.proxyvote.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.investorcentre.com (country – Canada) and click on “Sign up for eDelivery” at the bottom of the page. You will need information from your proxy form to register.

Page 14    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Principal Shareholder and Share Capital

As of April 7, 2020, Woodbridge beneficially owned 327,488,179 of our common shares, or approximately 66% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 32 to our 2019 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2019 and 2018.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 15

About Our Directors

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2019; and

•	Our corporate governance structure and practices.

HIGHLIGHTS

•	A majority of our directors are independent;

•	The roles and responsibilities of the Chairman and the CEO are separate; and

•	All of the nominees are currently directors of our company.

Voting

You will be asked to vote for each director on an individual basis. Each nominee is proposed to be elected for a term ending at our 2021 annual meeting of shareholders. All of the nominees are currently directors of our company. Each of our directors was elected at our 2019 annual meeting of shareholders except for Kim M. Rivera, who was appointed on November 7, 2019, Kirk E. Arnold, who was appointed on January 15, 2020, Kirk Koenigsbauer, who was appointed on March 4, 2020, and our new CEO, Steve Hasker, who was appointed on March 15, 2020. Profiles for each nominee are provided on the following pages.

The Board unanimously recommends that you vote FOR the election of the following 12 nominees to the Thomson Reuters Board of Directors: David Thomson, Steve Hasker, Kirk E. Arnold, David W. Binet, W. Edmund Clark, C.M., Michael E. Daniels, Kirk Koenigsbauer, Vance K. Opperman, Kim M. Rivera, Barry Salzberg, Peter J. Thomson and Wulf von Schimmelmann.

Sheila E. Bair and Kristin C. Peck have decided not to stand for re-election at the meeting. Ms. Bair has served on the Board since 2014 and Ms. Peck has served on the Board since 2016.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director. At last year’s annual meeting, our director nominees received an average of 97% “for” votes. Additional information is provided in each nominee’s profile on the following pages.

Majority voting policy

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more “withhold” votes than “for” votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the Board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the Board as to whether to accept it. The Board will accept resignations, except in exceptional circumstances. The Board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable).

Director qualifications

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the Board and the overall management of the business and affairs of Thomson Reuters. Each director nominee has an understanding of our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election. Additional information is provided in the individual director nominee profiles below and in the “Board Committees – Corporate Governance Committee” section of this circular, which contains a “skills matrix” highlighting individual director nominee skills and experiences.

Page 16    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Board Diversity Policy

The Board also values the benefits that diversity can bring to the boardroom and throughout Thomson Reuters. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and improves oversight, decision-making and governance.

While the Corporate Governance Committee of the Board focuses on finding the best qualified candidates for the Board, a nominee’s diversity may be considered favorably in his or her assessment. In March 2020, our company’s Corporate Governance Guidelines were updated and currently reflect that for purposes of those guidelines, diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

Independence

A majority of the Board is independent. Under the Corporate Governance Guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2020, the Board conducted its annual assessment of the independence of its members as of March 15, 2020 and determined that nine of the 14 directors (approximately 64%) serving on the Board were independent.

In determining independence, the Board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The Board also reviewed the results of questionnaires completed by directors.

In order for the Board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;

•	We have a Lead Independent Director (Vance K. Opperman); and

•

The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, Human Resources Committee and Risk Committee each have a majority of independent directors.

The Board is of the view that 7 of the 12 director nominees (approximately 58%) are independent.

Director Independence

Name of Director Nominee	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge
Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters
Kirk E. Arnold		✓
David W. Binet			✓	President of Woodbridge
W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge
Michael E. Daniels		✓
Kirk Koenigsbauer		✓
Vance K. Opperman		✓
Kim M. Rivera		✓
Barry Salzberg		✓
Peter J. Thomson			✓	A Chairman of Woodbridge
Wulf von Schimmelmann		✓
Total	1	7	5

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined in March 2020 that these relationships were immaterial.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 17

Interlocking Directorships

We do not have any director nominees who serve together on boards of other public companies. The Board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company’s Board. However, directors must receive approval from the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The

Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Tenure

Our Board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a mandatory retirement age or term limits, we have experienced turnover on our Board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time.

The following table shows the tenure of our director nominees on our Board.

The average tenure of all director nominees is 9.3 years and the average tenure of nominees who are considered independent is 6.2 years.

Two of our directors who have been members of the Board for more than 10 years (David Thomson and Peter Thomson) are affiliated with our company’s principal shareholder, Woodbridge.

Countries of Residence

The following table shows the countries where our director nominees ordinarily reside.

Page 18    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Nominee Information

The following provides information regarding the 12 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country of residence, the year that they were appointed to our Board, independence status, primary areas of expertise, committee membership, attendance at Board and committee meetings in 2019 and ownership of Thomson Reuters securities. This information also reflects the percentage of “for” votes received by each director at our 2019 annual meeting of shareholders.

In the director nominee profiles, “securities held” by a director nominee includes common shares over which a director nominee exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, each individual as of April 7, 2020. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Each director nominee provided us with information about how many common shares he or she beneficially owns.

The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on April 7, 2020, which was $68.07. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date. We have also included information about each director nominee’s ownership of Thomson Reuters common shares and DSUs as of April 7, 2020 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.

David Thomson[1] Age: 62 Toronto, Ontario, Canada Director since 1988 Non-independent Primary areas of expertise: investment management, retail, media/publishing 2019 annual meeting votes for: 98.62%

David Thomson

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

	Board/committee membership	2019 attendance		Other public company board memberships
	Board	8 of 9	89%		–
	Total	8 of 9	89%
	Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 50,000	RSUs –	DSUs 93,988	Options –	93,988
	$3,405,000	–	$6,400,583	–		$9,805,583	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 19

Steve Hasker

Age: 50

Toronto, Ontario, Canada

Director since March 2020

Non-independent

Primary areas of expertise: operations, international business, strategy and technology

2019 annual meeting votes for:

N/A

Steve Hasker

Steve Hasker has been President and Chief Executive Officer of Thomson Reuters since March 15, 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Mr. Hasker served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Mr. Hasker spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Mr. Hasker spent five years in several financial roles in the United States, Russia and Australia. Mr. Hasker has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University.

Board/committee membership	2019 attendance		Other public company board memberships
Board	–	–	Appen Limited Global Eagle Entertainment Inc.[1]
Total	–	–
Securities held (number and value)				Total shares and DSUs	Total market Value[2]	Ownership multiple of base salary[3]
Common shares –	RSUs 62,451	DSUs –	Options 234,956	–
–	–	–	–		–	0.0x

1  On March 4, 2020, Mr. Hasker informed Global Eagle Entertainment Inc. of his resignation from its board, which will be effective on the day after that company files its 2019 annual report with the U.S. Securities and Exchange Commission. Mr. Hasker is resigning from this board in connection with his recent appointment as Thomson Reuters’ new CEO.

2  20,817 of Mr. Hasker’s 62,451 RSUs are time based restricted share units (TRSUs). As of April 7, 2020, the value of Mr. Hasker’s TRSUs was $1,417,638.

3  Reflects Mr. Hasker’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

Kirk E. Arnold

Age: 60

Charlestown, Massachusetts

Director since January 2020

Independent

Primary areas of expertise: Technology, strategy, sales & marketing, human resources

2019 annual meeting votes for:

N/A

Kirk E. Arnold

Kirk E. Arnold has been Executive-in-Residence at General Catalyst Ventures since 2018, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Ms. Arnold was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. Ms. Arnold serves on the boards of several private companies. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. She has a bachelor’s degree from Dartmouth College.

Board/committee membership	2019 attendance		Other public company board memberships
Board	–		Ingersoll-Rand plc
Audit	–		Trane Technologies
HR	–
Total	–
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 738	Options –	738
–	–	$50,258	–		$50,258	0.2x

Page 20    Management Proxy Circular and Notice of Annual Meeting of Shareholders

David W. Binet Age: 62 Toronto, Ontario, Canada Director since 2013 Non-independent Primary areas of expertise: legal, media/publishing, investment management 2019 annual meeting votes for: 94.73%

David W. Binet

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet served as Chairman of the Thomson Reuters Foundation from October 1, 2009 through March 14, 2020. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University.

	Board/committee membership	2019 attendance		Other public company board memberships
	Board	9 of 9	100%	–
	Corporate Governance	6 of 6	100%
	HR	6 of 6	100%
	Risk	4 of 4	100%
	Total	25 of 25	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 261,176	RSUs –	DSUs 30,928	Options –	292,104
	$17,786,086	–	$2,106,197	–		$19,892,282	88.4x

W. Edmund Clark, C.M.

Age: 72

Toronto, Ontario, Canada

Director since 2015

Non-independent

Primary areas of expertise: executive leadership, finance, human resources, strategy

2019 annual meeting votes for: 94.71%

W. Edmund Clark, C.M.

W. Edmund Clark is a corporate director. Mr. Clark served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in 2014. Mr. Clark was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Mr. Clark was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. Mr. Clark has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. He has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions.

Board/committee membership	2019 attendance		Other public company board memberships
Board	9 of 9	100%	–
Corporate Governance	6 of 6	100%
HR	6 of 6	100%
Total	21 of 21	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 36,316	RSUs –	DSUs 24,932	Options –	61,248
$2,473,120	–	$1,697,869	–		$4,170,989	18.5x

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 21

Michael E. Daniels

Age: 65

Hilton Head Island, South Carolina, United States

Director since 2014

Independent

Primary areas of expertise: international business, finance, operations, technology

2019 annual meeting votes for: 97.79%

Michael E. Daniels

Michael E. Daniels is a corporate director. In 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College.

Board/committee membership	2019 attendance		Other public company board memberships
Board	8 of 9	89%	SS&C Technologies Holdings, Inc.
Audit	5 of 7	71%	Johnson Controls International plc
Corporate Governance	5 of 6	88%
HR	4 of 6	67%
Risk	3 of 4	75%
Total	25 of 32	78%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 2,924	RSUs –	DSUs 25,222	Options –	28,146
$199,124	–	$1,717,618	–		$1,916,743	8.5x

Kirk Koenigsbauer Age: 52 Seattle, Washington Director since March 2020 Independent Primary areas of expertise: technology, operations, sales & marketing 2019 annual meeting votes for: N/A

Kirk Koenigsbauer

Kirk Koenigsbauer has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Mr. Koenigsbauer worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video Games Stores and Director of Product Management, Auctions. Mr. Koenigsbauer also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Mr. Koenigsbauer has a bachelor’s degree from Colby College.

	Board/committee membership	2019 attendance		Other public company board memberships
	Board	–		–
	Audit	–
	Risk	–
	Total	–
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 279	Options –	279
	–	–	$19,000	–		$19,000	0.1x

Page 22    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Vance K. Opperman

Age: 77

Minneapolis, Minnesota, United States

Director since 1996

Independent

Primary areas of expertise: legal, operations, finance, media/publishing, investment management

2019 annual meeting votes for: 96.48%

Vance K. Opperman

Vance Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

Board/committee membership	2019 attendance		Other public company board memberships
Board	9 of 9	100%	TCF Financial Corporation
Audit	7 of 7	100%
Corporate Governance	6 of 6	100%
HR	6 of 6	100%
Risk	3 of 4	75%
Total	31 of 32	97%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 50,000	RSUs –	DSUs 136,618	Options –	186,618
$3,405,000	–	$9,303,686	–		$12,708,686	56.5x

Kim M. Rivera Age: 51 Woodside, California Director since November 2019 Independent Primary areas of expertise: legal, strategy, technology, operations 2019 annual meeting votes for: N/A

Kim M. Rivera

Kim M. Rivera has been President, Strategy and Business Management and Chief Legal Officer at HP Inc. since January 2019. As President, Strategy and Business Management, she leads corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Ms. Rivera manages HP Inc.’s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Ms. Rivera was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. She has a bachelor’s degree from Duke University and a Juris Doctor degree from Harvard Law School.

	Board/committee membership	2019 attendance		Other public company board memberships
	Board	1 of 1	100%	–
	Audit	–	–
	Total	1 of 1	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 1,291	Options –	1,291
	–	–	$87,917	–		$87,917	0.4x

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 23

Barry Salzberg

Age: 66

New York, New York, United States

Director since 2015

Independent

Primary areas of expertise: accounting/audit, operations, international business

2019 annual meeting votes for: 99.67%

Barry Salzberg

Barry Salzberg is a corporate director. Mr. Salzberg served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Mr. Salzberg is Chairman of the Board of Directors of 10EQS and has previously served as a Board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the Board of College Summit and Chairman of the Board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. He has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law.

Board/committee membership	2019 attendance		Other public company board memberships
Board	8 of 9	89%	–
Audit	7 of 7	100%
Corporate Governance	6 of 6	100%
Risk	4 of 4	100%
Total	25 of 26	96%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 20,733	Options –	20,733
–	–	$1,411,917	–		$1,411,917	6.3x

Peter J. Thomson[1]

Age: 54

Toronto, Ontario, Canada

Director since 1995

Non-independent

Primary areas of expertise: international business, investment management, technology

2019 annual meeting votes for: 94.83%

Peter J. Thomson

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the Boards of several private companies. He has a BA from the University of Western Ontario.

Board/committee membership	2019 attendance		Other public company board memberships
Board	9 of 9	100%	–
HR	6 of 6	100%
Total	15 of 15	100%
Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 11,479	Options –	11,479
–	–	$781,720	–		$781,720	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Page 24    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Wulf von Schimmelmann Age: 73 Munich, Germany Director since 2011 Independent Primary areas of expertise: finance, operations, international business 2019 annual meeting votes for: 98.39%

Wulf Von Schimmelmann

Wulf von Schimmelmann is a corporate director. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. He also serves as a member of the Supervisory Board of Maxingvest AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann was also previously Chairman of the Supervisory Board of Deutsche Post DHL AG, a member of the Supervisory Board of Deutsche Teleknow and Allianz Deutschland AG, a director of Western Union Company, Accenture plc and Deutsche Post DHL AG, and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich.

	Board/committee membership	2019 attendance		Other public company board memberships
	Board	9 of 9	100%	–
	Audit	7 of 7	100%
	HR	6 of 6	100%
	Total	22 of 22	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 38,495	Options –	38,495
	–	–	$2,621,510	–		$2,621,510	11.7x

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 25

Director Compensation and Share Ownership

Approach and Philosophy

Our approach and philosophy for director compensation is to:

•	align the interests of our directors with those of our shareholders; and

•	provide competitive compensation.

The compensation program for our directors takes into account:

•	the size, scope and complexity of our organization;

•

the time commitment, contributions and effort required of directors to serve on the Board and one or more Board committees, as applicable (including Board/committee meetings and travel to and from Board/committee meetings and site visits);

•	the experience and skills of our directors;

•

compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

•

an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors’ interests with shareholders; and

•	our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors’ compensation. As discussed in more detail below, the annual retainer for our non-management directors (other than the Chairman) was increased by $25,000, effective on January 1, 2020. This was the first increase in the non-management director annual retainer since 2013.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by the same peer group of companies utilized by the Human Resources Committee for executive compensation benchmarking purposes. Director compensation for U.S. companies is generally higher than Canadian companies.

We do not grant stock options, restricted share units (RSUs) or bonuses to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or deferred share units (DSUs) and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

Page 26    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our directors have a mandatory equity component for their compensation. Approximately 80% of director compensation was paid in equity (DSUs or common shares) in 2019.

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our non-management directors in 2019. Directors do not receive separate attendance or meeting fees. Chairs of the Board’s standing committees receive additional fees given their increased responsibilities and workloads. Additional information regarding the different components of our director compensation structure is provided following this table.

2019 ($)
Non-management directors[1]	200,000 (50,000 of which was required to be paid in deferred share units, or DSUs)
Chairman of the Board	600,000
Additional retainers
Deputy Chairman of the Board	150,000 (paid in DSUs)
Lead Independent Director	150,000 (paid in DSUs)
Committee chairs – Audit, Corporate Governance, HR and Risk	50,000 (paid in DSUs)

1	Directors other than the Chairman.

In the fourth quarter of 2019, the Corporate Governance Committee conducted a benchmarking review of director compensation of the global peer group companies used for executive compensation purposes. The Corporate Governance Committee subsequently recommended an $25,000 increase in the annual retainer payable to non-management directors (other than the Chairman) from $200,000 to $225,000, which was approved by the Board effective on January 1, 2020. As mentioned below, non-management directors will receive the $25,000 of additional annual compensation in the form of DSUs.

Director compensation at the following companies in Thomson Reuters’ global peer group for executive compensation purposes was reviewed by the Corporate Governance Committee. As part of its review, the Corporate Governance Committee evaluated data for North American-based companies in the peer group as Thomson Reuters is headquartered in Canada and most of its directors reside in Canada or the United States.

Automatic Data Processing Inc. CGI Group Inc. Cognizant Technology Solutions Corp. eBay Inc. Gartner Inc. IAC/InterActive Corp.	The Interpublic Group of Companies, Inc. Intuit Inc. Moody’s Corp. News Corporation Nielsen Holdings plc Omnicom Group Inc.	Pearson plc RELX PLC S&P Global Inc. Sage Group Inc. Wolters Kluwer NV

Retainers / Mandatory Equity Component

In 2019, we required a minimum of $50,000 of each non-management director’s $200,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). When the Board decided to increase the non-management director annual retainer to $225,000 effective on January 1, 2020, it decided to provide the increase through additional mandatory equity. Effective January 1, 2020, we require a minimum of $75,000 of each director’s $225,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). Our non-management directors then elect to receive the remaining $150,000 of their annual retainer in the form of DSUs, common shares or cash (or a mix thereof – payable quarterly).

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled in common shares or cash following termination of the director’s Board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 27

Common Shares

If a director elects to receive common shares, the cash amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainer

The Chairman’s annual retainer is $600,000. The Deputy Chairman’s annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman also receives the same $225,000 annual retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the “Corporate Governance Practices” section of this circular.

Lead Independent Director Retainer

The Lead Independent Director’s annual retainer is $150,000, which is payable entirely in DSUs. The Lead Independent Director also receives the same annual $225,000 retainer paid to other non-management directors. Additional information about the Lead Independent Director is provided later in the “Corporate Governance Practices” section of this circular.

Total Director Compensation

The table below reflects compensation earned by our directors in 2019. Approximately 80% of 2019 director compensation was paid in DSUs. Ms. Arnold and Mr. Koenigsbauer were not directors during 2019.

As President and CEO of Thomson Reuters, Mr. Hasker does not receive compensation for his service as a director. Similarly, Mr. Smith did not receive compensation for previously serving as a director while President and CEO of Thomson Reuters. We discuss aspects of Mr. Hasker’s compensation in the “Compensation Discussion & Analysis” section of this circular. Information regarding Mr. Smith’s 2019 compensation is set forth in the “Executive Compensation” section of this circular.

	Fees Earned ($)

Director	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson	–	600,000	–	–	600,000
Sheila C. Bair[1,2]	150,000	100,000	–	–	250,000
David W. Binet	150,000	200,000	–	–	350,000
W. Edmund Clark, C.M.[3]	–	250,000	–	–	250,000
Michael E. Daniels[4]	–	250,000	–	–	250,000
Vance K. Opperman[5]	–	350,000	–	–	350,000
Kristin C. Peck[6]	–	200,000	–	–	200,000
Kim M. Rivera[7]	–	30,137	–	–	30,137
Barry Salzberg[8]	150,000	100,000	–	–	250,000
Peter J. Thomson	150,000	50,000	–	–	200,000
Wulf von Schimmelmann	–	200,000	–	–	200,000
Total	600,000	2,330,137	–	–	2,930,137

1	Includes fees for serving as Chair of the Risk Committee during 2019.
2	Ms. Bair has decided not to stand for re-election at the meeting.
3	Includes fees for serving as Chair of the HR Committee during 2019.
4	Includes fees for serving as Chair of the Corporate Governance Committee during 2019.
5	Includes fees for serving as the Lead Independent Director during 2019.
6	Ms. Peck has decided not to stand for re-election at the meeting.
7	Ms. Rivera was appointed to the Board on November 7, 2019. This table reflects compensation for her service as a director from November 7, 2019 through December 31, 2019.
8	Includes fees for serving as Chair of the Audit Committee during 2019.

Page 28    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Mr. Hasker and Mr. Smith are described later in the circular.

Share Ownership Guidelines

Directors are currently required to hold common shares and/or DSUs with a value equal to three times their annual retainer, which is currently $675,000. Directors are required to meet their ownership requirement within five years of the date of their initial appointment to the Thomson Reuters Board. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a “once met, always met” standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Ownership of common shares and DSUs by our director nominees can be found in each nominee’s biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of April 7, 2020, Woodbridge beneficially owned approximately 66% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular. The following table shows each non-management director’s progress towards his or her share ownership guidelines. All ownership multiples and each director’s ownership are as of April 7, 2020.

Name	Ownership multiple of annual retainer	Progress towards guidelines
David Thomson	–	✓, through Woodbridge’s ownership
Kirk E. Arnold	0.2x	Required by January 15, 2025; 7.5% towards goal
Sheila C. Bair	5.6x	✓
David W. Binet	88.4x	✓
W. Edmund Clark, C.M.	18.5x	✓
Michael E. Daniels	8.5x	✓
Kirk Koenigsbauer	0.1x	Required by March 4, 2025; 2.8% towards goal
Vance K. Opperman	56.5x	✓
Kristin C. Peck	4.6x	✓
Kim M. Rivera	0.4x	Required by November 7, 2024; 13.0% towards goal
Barry Salzberg	6.3x	✓
Peter J. Thomson	–	✓, through Woodbridge’s ownership
Wulf von Schimmelmann	11.7x	✓

Mr. Hasker is subject to separate ownership guidelines as CEO of our company. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Mr. Hasker’s retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Our agreement with Mr. Hasker regarding termination benefits is described in the “Executive Compensation – Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the Board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 29

Corporate Governance Practices

Our Board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders’ interests. We believe that sustainable value creation for all shareholders is fostered through a Board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

Board Composition and Responsibilities

Governance Structure

The Board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in Corporate Governance Guidelines, which the Corporate Governance Committee reviews annually. The Corporate Governance Guidelines deal with issues such as the Board’s duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the Board’s four standing committees (Audit, Corporate Governance, HR and Risk) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.

The Board’s principal responsibilities include strategic planning, risk management, financial reporting, disclosure and corporate governance.

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from the Chief Legal Officer.

Board Size

The Board currently consists of 14 individuals and functions independently of management. The Board is currently comprised of 13 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed that 12 directors be nominated for election at the meeting, all of whom are currently directors.

Page 30    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Key Responsibilities of the Board

The fundamental responsibility of the Board is to supervise the management of the business and affairs of Thomson Reuters. The table below highlights primary activities and topics from the Board’s 2019 work plan. Throughout 2019, the Board also discussed executive and Board succession at various meetings.

Meeting	2019 Primary Activities/Topics
January	• Annual operating plan • Dividend policy
March

• Annual disclosure and corporate governance documents (annual report/financial statements, management proxy circular)

• Executive compensation

• Refinitiv update

• Digital product strategy and investment priorities

June	• Reuters News update • Investor Relations update • Growth strategy update
July	• Proposed sale of Refinitiv to London Stock Exchange Group plc
September	• Digital product strategy • Capital strategy
November	• Information security update • Global trade management update
Periodically

• Strategic and management discussions related to individual businesses or sectors

• Reports from the Chairs of the Audit, Corporate Governance, HR and Risk Committees

• Enterprise risk management (ERM)

• Proposed significant acquisitions and dispositions

• Product updates

• Proposed capital markets transactions

•  In-camera meetings with the CEO only (typically at the start and end of each in-person meeting)

•  In-camera meetings of non-management directors only

•  In-camera meetings of independent directors only

• Competitive analysis

Strategic Planning

The Board plays an important role in strategic planning and direction throughout the year.

In January, the Board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

•	Opportunities

•	Risks

•	Competitive position

•	Business outlook

•	Preliminary full-year financial results

•	Financial projections for a three-year period

•	Other key performance indicators

•	Annual dividend and share repurchase program recommendations

Throughout the year, the Board and management discuss our progress against the plan. The Board focused its in-person meeting in September on corporate strategy. As part of this meeting, directors had an in-depth discussion about our company’s strategic plans with our CEO and CFO and other senior executives. Strategy discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 31

While the January meeting focuses on strategic planning, the Board also discusses various strategic issues with management at other meetings during the year. For example, the Board discussed our capital strategy with the CFO and the Treasurer in September. In addition, various presidents of our business segments provide updates to the Board at meetings during the year and those discussions typically address the segment’s current operations and strategic objectives.

Risk Oversight

The Board is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks.

The ERM process at our company is intended to:

•

identify the most significant operational, strategic, reputational, financial and other risks in each of our business segments as well as for our corporate center, considering both the external environment as well as internal changes related to structure, strategy and processes;

•	assess which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and

•	develop and implement action plans for the enterprise risks and reviewing them periodically at a corporate and Board level.

Our enterprise risk management (ERM) process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters and assist the Board and its committees with oversight responsibility for risk management.

Each year, we conduct a risk assessment process. In 2019, this process included a survey of the Board of Directors immediately following its first meeting of the year in January. Directors were asked to consider certain risk factors and definitions of impact and likelihood related to the ERM process, in light of their own knowledge of our company and business experience. Directors then provided input for Thomson Reuters’ businesses and functions to consider in assessing enterprise risks for the year.

ERM process owners conduct risk assessments throughout Thomson Reuters utilizing the prior year’s top identified risks and inputs from the Board survey. Relevant businesses or functions then create their own lists of applicable top risks. These risk assessments and lists then roll up into the different businesses and functions within the company. Our management business risk committee, which tracks and monitors enterprise risks, utilizes this information to create a proposed consolidated top enterprise risks list across Thomson Reuters. The management business risk committee is comprised of various Thomson Reuters senior leaders from Corporate functional departments and each business segment and is co-chaired by the Chief Legal Officer and Chief Technology Officer. This committee assesses the status of identified risks and reviews the adequacy of applicable mitigation plans, and then submits a list of proposed top enterprise risks to the CEO’s operating committee. Utilizing this information and an anonymized list of risks and input from the Board survey, the CEO’s operating committee then reviews and agrees upon the top enterprise risks to present to the Board’s Risk Committee for review, input and approval.

During the year, the management business risk committee also provides direction, prioritization, executive support and communication to others at the company involved in the ERM process. Executives responsible for specific risk mitigation periodically report to the management business risk committee, the Board’s Risk Committee, the full Board of Directors or other Board committees, as appropriate, during the year. For our business segments and functional departments, ERM is an ongoing process under continuous management review and ERM process owners are asked to keep their risk lists current and to provide updates on risk levels. We involve our Corporate Compliance and Audit department in the review of certain identified risks, as appropriate or upon request.

The Risk Committee is primarily responsible for overseeing management’s ERM process. The Audit Committee oversees overall risk assessment and management, and focuses primarily on financial risks.

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company’s overall business strategy. Please see the “Compensation Discussion and Analysis” section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

Page 32    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•

As Chairman, David Thomson seeks to ensure that the Board operates independently of senior management. The Chairman is responsible for chairing Board meetings, ensuring that the Board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Board and senior management.

•	As CEO, Steve Hasker is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the Board.

Deputy Chairman

David Binet is the Board’s Deputy Chairman. The Deputy Chairman works collaboratively with the Chairman and assists the Chairman in fulfilling his responsibilities. The Deputy Chairman also engages in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; serves as an ambassador for Thomson Reuters; and performs additional duties as may be delegated to him by the Chairman or the Board from time to time.

Lead Independent Director

Vance Opperman is the Board’s Lead Independent Director. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman, Deputy Chairman and CEO, approving meeting agendas for the Board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the Board; and being available for consultation with the other independent directors as required.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the Board and help ensure the independent operations of the Board and its committees.

Meetings with and without the CEO/Management

Our Board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

As part of each regularly scheduled Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Five meetings of the independent directors took place in 2019 which were presided over by Mr. Opperman.

Company Secretary

Thomas Kim, Chief Legal Officer, is also Company Secretary to the Board. Directors have access to the advice and services of the Company Secretary.

Access to Management and Professional Advisors

The Board has access to members of management and professional advisors. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The Board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 33

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices.

The HR Committee also utilizes and relies upon market survey data provided by a consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the Board and management, the Board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the Board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific Board approval. The Board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Director Attendance

The Board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the Board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of Board and committee meetings in 2019.

Number of Meetings
Board	9
Audit Committee	7
Corporate Governance Committee	6
HR Committee	6
Risk Committee	4

Five of the Board’s meetings in 2019 were regularly scheduled, and three other meetings related to the proposed sale of Refinitiv to London Stock Exchange Group plc. All five of the Board’s regularly scheduled meetings were held in person and the other four meetings were held telephonically.

Page 34    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The following table sets forth the attendance of our directors at Board and committee meetings in 2019. In 2019, average attendance for these individuals at all Board and committee meetings was approximately 97% and approximately 96%, respectively. Ms. Arnold, Mr. Koenigsbauer and Mr. Hasker were not directors during 2019.

	Meetings Attended

Director	Board	% Board Attendance	Audit Committee	Corp. Governance Committee	HR Committee	Risk Committee	Committee Total	Total Meetings	Total%
David Thomson	8 of 9	89%	–	–	–	–	–	8 of 9	89%
James C. Smith	9 of 9	100%	–	–	–	–	–	9 of 9	100%
Sheila C. Bair	9 of 9	100%	7 of 7	–	–	4 of 4	11 of 11	20 of 20	100%
David W. Binet	9 of 9	100%	–	6 of 6	6 of 6	4 of 4	16 of 16	25 of 25	100%
W. Edmund Clark, C.M.	9 of 9	100%	–	6 of 6	6 of 6	–	12 of 12	21 of 21	100%
Michael E. Daniels	8 of 9	89%	5 of 7	5 of 6	4 of 6	3 of 4	17 of 23	25 of 32	78%
Vance K. Opperman	9 of 9	100%	7 of 7	6 of 6	6 of 6	3 of 4	22 of 23	31 of 32	97%
Kristin C. Peck	9 of 9	100%	–	6 of 6	6 of 6	–	12 of 12	21 of 21	100%
Kim M. Rivera[1]	1 of 1	100%	–	–	–	–	–	1 of 1	100%
Barry Salzberg	8 of 9	89%	7 of 7	6 of 6	–	4 of 4	17 of 17	25 of 26	96%
Peter J. Thomson	9 of 9	100%	–	–	6 of 6	–	6 of 6	15 of 15	100%
Wulf von Schimmelmann	9 of 9	100%	7 of 7	–	6 of 6	–	13 of 13	22 of 22	100%

1	Ms. Rivera was appointed to the Board and the Audit Committee in November 2019.

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for Messrs. Binet, Clark and P. Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and Board nominations.

A majority of members of the Risk Committee are independent. No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 35

Board Committees

This section provides information about the Board’s four committees (Audit, Corporate Governance, HR and Risk), including each committee’s responsibilities, members and activities in 2019. Additional information about each committee is provided below. The following table sets forth the current membership of our four Board committees.

Committee Membership

Name of Director	Audit	Corporate Governance	HR	Risk
Kirk E. Arnold	✓		✓
Sheila C. Bair	✓			✓ (Chair)
David W. Binet		✓	✓	✓
W. Edmund Clark, C.M.		✓	✓ (Chair)
Michael E. Daniels	✓	✓ (Chair)	✓	✓
Kirk Koenigsbauer	✓			✓
Vance K. Opperman	✓	✓	✓	✓
Kristin C. Peck		✓	✓
Kim M. Rivera	✓
Barry Salzberg	✓ (Chair)	✓		✓
Peter Thomson			✓
Wulf von Schimmelmann	✓		✓
Total	8	6	8	6

Each of the Board’s committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.thomsonreuters.com.

Audit Committee

Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function;

•	the overall assessment and management of risk; and

•	any additional matters delegated to the Audit Committee by the Board.

Page 36    Management Proxy Circular and Notice of Annual Meeting of Shareholders

In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2019, which are reflected in the work plan below.

2019 Primary Audit Committee Activities

• Review and discuss the company’s annual and quarterly consolidated financial statements and related MD&A;

• Review our earnings press releases;

• Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;

• Receive periodic updates from senior management on financial risk topics such as tax, treasury and accounting;

• Review the scope and plans for the audit of our company’s financial statements;

• Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;

• Discuss with PricewaterhouseCoopers LLP:

• its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard);

• all critical accounting policies and practices used or to be used by Thomson Reuters;

• all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor; and

• all other matters required to be communicated under IFRS.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Mr. Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards.

Audit Committee Members’ Education and Experience

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities. Ms. Rivera was appointed to the Audit Committee in November 2019, Ms. Arnold was appointed in January 2020 and Mr. Koenigsbauer was appointed in March 2020.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

• Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

• Former Professor at Columbia Business School

• Degree in accounting from Brooklyn College, JD from Brooklyn Law School and LLM in Tax from New York University

Kirk E. Arnold	• Former Chief Executive Officer of Data Intensity, Inc. • Former Chief Executive Officer of Keane, Inc. • Former Chief Executive Officer of NerveWire
Sheila C. Bair

• Former Chair of the Federal Deposit Insurance Corporation (FDIC)

• Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

• Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

• Former Senior Vice President for Government Relations of the New York Stock Exchange

• Former Commissioner of the Commodity Futures Trading Commission

Michael E. Daniels

• Over 25 years of executive experience at IBM

• Former member of the Tyco International Ltd. audit committee

• Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc Boards of directors

Kirk Koenigsbauer	• Over 17 years of executive experience at Microsoft • Responsible for product planning, pricing, sales, marketing and ecosystem development for various Microsoft offerings
Vance K. Opperman

• Former President and COO of West Publishing Company

• President and CEO of Key Investment, Inc.

• Former Chair of Audit Committee of Thomson Reuters for over 15 years

• Member of TCF Financial Corporation audit committee

• Represented financial institutions in securities and financial regulations matters as a practicing attorney

Kim M. Rivera	• President, Strategy and Business Management and Chief Legal Officer of HP Inc. • Supported audit committees of two publicly-traded Fortune 500 companies
Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in Economic Sciences and Ph.D in Economics from the University of Zurich • Member of Maxingvest AG audit committee

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 37

Financial Reporting

The Audit Committee meets to discuss and review our:

•	annual and quarterly earnings releases; and

•	annual and quarterly management’s discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the Board of Directors has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee’s recommendation, the full Board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All of our directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the Board in advance of a Board meeting for their review and approval. At the Board meeting, directors are given an opportunity to raise any questions or comments.

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our Board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2019.

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2021 and that our Board submit this appointment to shareholders for approval at the 2020 annual meeting of shareholders. In connection with recommending PricewaterhouseCoopers LLP, the Audit Committee considered the firm’s provision of services to Thomson Reuters over the last year, including the performance of the lead audit engagement partner and the audit team. The Audit Committee also reviewed the appropriateness of PricewaterhouseCoopers LLP’s fees in relation to the size of Thomson Reuters and its global footprint. The Audit Committee continues to be satisfied with PricewaterhouseCoopers LLP’s performance and believes that its continued retention as independent auditor is in the best interests of Thomson Reuters and its shareholders.

Throughout the year, the Audit Committee evaluates and is directly responsible for our company’s relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP’s fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet several times during the year. In 2019, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting and met with the Audit Committee in separate sessions.

Page 38    Management Proxy Circular and Notice of Annual Meeting of Shareholders

PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company’s annual financial statements, the Audit Committee:

•

Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP’s professional judgment, may reasonably be thought to bear on its independence;

•	Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;

•

Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board; and

•	Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by PricewaterhouseCoopers LLP.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2019, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department of our company, which performs an internal audit function, prepares and oversees the overall plan for our internal control over financial reporting.

Each year, Corporate Compliance and Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Corporate Compliance and Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors.

In the first quarter of 2019, Corporate Compliance and Audit presented an annual internal audit plan to the Audit Committee for its review and approval. The Head of Corporate Compliance and Audit met with the Chair of the Audit Committee to preview the internal audit and internal controls matters which were to be discussed at each Audit Committee meeting. The Head of Corporate Compliance and Audit then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2019, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 39

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019. In March 2020, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2019. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting.

The Head of the Corporate Compliance and Audit department reports directly to the Audit Committee (with a dotted line reporting relationship to our CFO).

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management’s disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2019.

Risk Assessment and Management

The Audit Committee continues to discuss Thomson Reuters’ guidelines and policies that govern the overall process by which risk assessment and risk management is undertaken at the company. As part of this oversight role, the Audit Committee periodically reviews reports from or meets with the Risk Committee regarding the company’s processes for assessing and managing risk. Risk topics not otherwise assigned to the Audit Committee or the Human Resources Committee are overseen by the Risk Committee, and the Corporate Governance Committee oversees the division of responsibilities between the Board and its committees. As part of this division of responsibilities, the Audit Committee discusses the company’s major financial risk exposures and the steps that management has taken to monitor and control such exposures. As part of its financial risk management oversight responsibilities, the Audit Committee met with management in 2019 to discuss treasury risk management and the external tax environment.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described earlier in this circular.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters Board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the Board.

Page 40    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The following table sets forth the Corporate Governance Committee’s work plan for 2019.

2019 Primary Corporate Governance Committee Activities

• Review size, composition and structure of the Board and its committees for effective decision-making, including the addition of new committee members

• Assess director independence, financial literacy and audit committee financial expert status

• Report on the results of Board, committee and director review processes

• Nominate directors for the annual meeting

• Review director compensation

• Review corporate governance disclosure for draft proxy circular

• Review corporate governance guidelines and committee charters

• Review committee composition and chairs

• Board succession planning

• Review external analysis of proxy circular and other shareholder group assessments

• Plan Board, committee and director assessments

• Review compliance with Thomson Reuters Trust Principles

• Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics

Periodically

• Review orientation and continuing education initiatives for directors

• Review position descriptions for Board

• Review related party transactions and conflicts of interest

• Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance

• Consider agendas for meetings of independent directors

• Review Board and CEO expenses

• Review delegation of authority

• Review share ownership expectations and compliance

• Approve any waivers of Code of Business Conduct and Ethics

• Monitor relationships between senior management and the Board

• Be available as a forum for addressing the concerns of individual directors

• Review D&O insurance

Skills and Experiences of Director Nominees

We believe that our Board reflects an appropriate mix of directors with different skills and experiences. The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee. Our Board believes that these skills and experiences are necessary for it to carry out its mandate. The Corporate Governance Committee takes our skills matrix into consideration when identifying potential new director candidates. The skills matrix is reviewed and updated annually.

Accounting/Audit		X							X	X		X
Board experience (with other companies)	X	X	X	X	X	X		X		X	X	X
Corporate governance	X	X		X	X	X		X	X	X	X	X
Corporate Social Responsibility (CSR)	X			X	X	X		X	X	X		X
Executive leadership	X	X	X	X	X	X	X	X	X	X		X
Finance		X		X	X	X				X		X
Government relations/public sector					X	X		X	X	X
Human Resources/Human Capital Management (HCM)	X	X	X	X	X	X				X	X	X
Industries in which Thomson Reuters Business Segments operate	X	X		X	X	X		X	X	X	X	X
International business	X	X		X	X	X	X		X	X	X	X
Investment management	X	X		X	X			X			X
Legal				X				X	X	X
M&A		X		X	X	X	X	X	X	X	X
Media/Publishing	X	X		X				X			X
Operations	X	X			X	X	X		X	X		X
Risk management	X	X		X	X	X		X	X	X		X
Sales & Marketing	X	X	X			X	X		X
Strategy	X	X	X	X	X	X	X	X	X	X		X
Tax					X					X
Technology		X	X			X	X	X	X	X	X	X

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 41

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee recommends candidates for initial Board membership and Board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the Board and overall management of the business and affairs of our company.

Diversity is among these other attributes as the Corporate Governance Committee believes that having a diverse Board enhances Board operations. While the Corporate Governance Committee focuses on finding the best qualified candidates for the Board, a nominee’s diversity may be considered favorably in his or her assessment. In March 2020, our company’s Corporate Governance Guidelines were updated and currently reflect that for purposes of those guidelines, diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

In identifying candidates for election or re-election, the Board and the Corporate Governance Committee specifically consider the level of representation of women on the Board. Two of the 12 director nominees proposed for election (approximately 17%) at this year’s meeting are women. When the Corporate Governance Committee engages a professional search firm to help identify and evaluate director candidates, the search firm is advised that identifying women candidates is one of the Board’s priorities (along with directors who have technology background and experience).

New Director Appointments Since the 2019 Annual Meeting of Shareholders

Since the 2019 annual meeting of shareholders, we appointed Kim Rivera, Kirk Arnold, Kirk Koenigsbauer and Steve Hasker to our Board. Mr. Hasker is our new CEO effective on March 15, 2020. You can find more information regarding how we identified Mr. Hasker later in this circular.

Kim Rivera was identified by a search firm as a possible Board member, and Kirk Arnold and Kirk Koenigsbauer were identified by existing directors as possible Board members. Ms. Rivera, Ms. Arnold and Mr. Koenigsbauer each met with David Thomson (Chairman), David Binet (Deputy Chairman), Vance Opperman (Lead Independent Director), Mike Daniels (Corporate Governance Committee Chair), Ed Clark (HR Committee Chair), Peter Thomson, Jim Smith (former CEO), and Thomas Kim (Chief Legal Officer and Company Secretary) in order to gauge their appropriateness for the Board, their cultural fit with the existing collaborative character of the Board, and their interest in serving as a Thomson Reuters director.

•

Kim Rivera – In evaluating Ms. Rivera’s profile, the Corporate Governance Committee put weight on her legal and regulatory experience as a General Counsel of a large public company who also had broader executive responsibilities overseeing Strategy and Business Development. In November 2019, the Corporate Governance Committee recommended to our Board that Ms. Rivera be appointed. As part of her appointment, Ms. Rivera joined our Board’s Audit Committee.

•

Kirk Arnold – In evaluating Ms. Arnold’s profile, the Corporate Governance Committee put weight on her over 30 years of experience as an executive in the technology industry at a time when Thomson Reuters is increasingly focusing on connecting professional communities with open, cloud-based platforms that draw together trusted information, innovative technology and deep domain expertise. In January 2020, the Corporate Governance Committee recommended to our Board that Ms. Arnold be appointed. As part of her appointment, Ms. Arnold joined our Board’s Audit Committee and HR Committee.

•

Kirk Koenigsbauer – In evaluating Mr. Koenigsbauer’s profile, the Corporate Governance Committee put weight on his experience in the technology industry as a leader working at global multinational companies. Mr. Koeingsbauer has also been closely involved with a number of investments and was subsequently responsible for the integration of those business. In March 2020, the Corporate Governance Committee recommended to our Board that Mr. Koenigsbauer be appointed. As part of his appointment, Mr. Koenigsbauer joined our Board’s Audit Committee and Risk Committee.

Director Orientation

All new directors are provided with an orientation after their election or appointment to the Board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information; and

•	Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

Page 42    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The Board’s secure website, management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with Board and committee meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These Board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The Board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

Continuing Education

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Our directors are members of the National Association of Corporate Directors (NACD) and the company pays the cost of that membership. NACD membership provides directors with access to insights, analytics, courses and events.

To facilitate ongoing education, the directors are also entitled to attend external continuing education opportunities at the expense of Thomson Reuters.

As part of our continuing education programs for directors, we previously provided members of the Audit Committee with access to Thomson Reuters’ Checkpoint Learning business, which offers a series of self-directed, online courses and instructor-led webinars and seminars. Courses cover topics such as accounting, auditing, ethics, finance, tax and technology.

The following table summarizes some of the education sessions provided to our directors in 2019:

Month	Topic/Subject	Attendees	Presenter(s)
February	Executive compensation risks	HR Committee	FW Cook (external compensation consultant)
March	Cybersecurity	Board	Former U.S. federal government security director, external cybersecurity consultant and Thomson Reuters Director of Cyber Intelligence
	Legal and compliance update	Risk Committee	Thomson Reuters Chief Legal Officer and Chief Compliance Officer
	Disclosure controls and procedures update	Audit Committee	Thomson Reuters internal legal counsel
June	Enterprise Risk Management frameworks	Risk Committee	External consultant
September	Cyberbreach disclosure	Risk Committee	Thomson Reuters Chief Legal Officer
	Executive compensation trends and developments	HR Committee	FW Cook (external compensation consultant)
November	Cybersecurity tabletop exercise	Board	Thomson Reuters Chief Information Security Officer and external legal counsel
Quarterly	Tax updates	Audit Committee	Thomson Reuters Head of Tax
Quarterly	Accounting updates	Audit Committee	Thomson Reuters Chief Accounting Officer

Site Visits

In 2019, the Corporate Governance Committee continued its director continuing education/orientation program by facilitating visits by directors to a Thomson Reuters site. The Board coordinates the timing of these site visits to coincide with regularly scheduled Board meetings. This allows substantially all of the directors to participate in the site visits at the same time and then attend a Board meeting as part of one trip. The visits are designed to:

•	Enable directors to update themselves first hand on our key businesses, products and services;

•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and

•	Give a broader selection of current and future executives the opportunity to meet directors.

In November 2019, the Board held a meeting and had a site visit in the Thomson Reuters offices in the Dallas, Texas area. Directors also had an opportunity to meet with staff of the Thomson Reuters Corporates and Tax & Accounting Professionals business segments.

Feedback on this program from directors and location hosts has been positive and it is expected to continue in 2020.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 43

Conflicts of Interest and Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the Board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Our policies on conflicts of interest are reflected in our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and in supplemental guidance approved by the Board.

Unless otherwise expressly determined by the Board or relevant committee of the Board, a director who has a conflict of interest in a matter before the Board or such committee must not receive or review any written materials related to the conflict subject area, nor may the director attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Board or the applicable committee has expressly determined that it is appropriate for him or her to do so.

Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full Board. If a director has a significant, ongoing and irreconcilable conflict, voluntary resignation from the Board or the conflicting interest may be appropriate or required.

For more information about related party transactions in the last two years, please see the management’s discussion and analysis (MD&A) section of our 2019 annual report.

Board Effectiveness Review

The Corporate Governance Committee periodically reviews the effectiveness of the Board, its committees and individual directors. The Lead Independent Director meets individually with each independent and non-independent director during the year. The Lead Independent Director subsequently provides an update to the Corporate Governance Committee regarding his discussions with individual directors.

From time to time, director questionnaires or surveys are sent to members of the Board to seek feedback and input on the Board’s and committees’ supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance as well as on the conduct and effectiveness of Board and committee meetings. Results from questionnaires/surveys are initially discussed with the Corporate Governance Committee and an update is provided to the Board.

Annually, the Board reviews its responsibilities by assessing our corporate governance guidelines and each committee of the Board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the Board and its committees. Based on the Corporate Governance Committee’s recommendations, the Board recommends that all of the director nominees be elected at the meeting to be held on June 3, 2020, as each of them is expected to bring valuable skills and experience to the Board and its committees.

HR Committee

The HR Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	talent and professional development for senior management;

•	the compensation of the Chief Executive Officer and other senior management and assessment of compensation risk;

•	human capital management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the Board.

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The following table provides an overview of the HR Committee’s work plan for 2019.

2019 Primary HR Committee Activities

• Compensation review for the CEO and other executive officers

• Annual individual performance evaluation of the CEO and review of evaluations of other executive officers

• Approve 2018 annual incentive award payouts

• Approve 2019 annual and long-term incentive award design and targets

• Review 2020 annual and long-term incentive award design and targets

• Approve compensation disclosure in the annual management proxy circular

• Talent reviews and discussions regarding organizational health and culture

• Succession planning reviews

• Compensation program risk assessment

• Compensation trends and regulatory development review

• Compensation peer group review and approval

• Equity share plan reserve analysis

• “Say on pay” modeling

• Retirement plans review

• Review senior management’s share ownership guidelines

• Periodic consideration of certain new senior executive hirings and terminations

The following is a brief summary of the experience of each member of the HR Committee that is relevant to the performance of his or her responsibilities. Ms. Arnold was appointed to the HR Committee in January 2020.

HR Committee Member	Experience
W. Edmund Clark, C.M. (Chair)	• Former Group President and Chief Executive Officer of TD Bank Group • Familiarity with global compensation standards
Kirk E. Arnold

• Member of Ingersoll Rand Inc. compensation committee

• Member of the Board of Directors of The Predictive Index, a private software company focused on human resource engagement tools and leadership practices

• Senior Lecturer at MIT Sloan School of Management, including teaching a course on compensation strategies

• Former Chief Executive Officer of Data Intensity, Inc., Keane, Inc. and NerveWire

David W. Binet	• Former member of the Compensation Committee of CTV Globemedia • Secretary to the Thomson Reuters HR Committee for 12 years
Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards • Chair of Johnson Controls International plc compensation committee
Vance K. Opperman	• Former President and COO of West Publishing Company • President and CEO of Key Investment, Inc. • Chair of TCF Financial Corporation compensation committee
Kristin C. Peck	• CEO of Zoetis and member of leadership team • Former member of Pfizer executive leadership team and HR leadership team
Peter J. Thomson	• Chair of Woodbridge and familiar with compensation programs at many companies • Familiarity with global compensation standards
Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG and chair of the HR Committee • Former member of Deutsche Post DHL AG HR Committee

Human Capital Management

Our human capital practices and initiatives are designed to attract, motivate and retain high quality and talented employees across all of our businesses who feel valued, are provided with opportunities to grow, and are driven to succeed. The HR Committee and our Board regularly engage with management on a variety of human capital topics that apply to our current workforce of approximately 25,000 employees, such as compensation and benefits, culture and employee engagement, talent acquisition/development, and diversity and inclusion. The Board and management engage in detailed succession planning discussions for all senior roles, and the principles employed at the senior-most levels of the organization are embraced by management throughout the entire organization. A more detailed discussion of some of these topics is provided later in this section.

Over the last two years, oversight of human capital management has been a greater focus area for the HR Committee and the Board in light of the F&R transaction, which effectively split our global workforce in half during 2018 between Thomson Reuters and our Refinitiv partnership with private equity funds affiliated with Blackstone. The F&R transaction resulted in significant organizational changes and our ability to successfully evolve our human capital is essential to our strategy and future success. As part of these ongoing discussions, management has been periodically reporting metrics and data to the HR Committee and Board

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 45

on various human capital topics, which has informed our directors in providing management with feedback and input. While we voluntarily publish numerous human capital-related metrics and data in our securities filings and on our website, some metrics and data are not publicly disclosed due to competitive considerations.

We expect that human capital management will continue to be an important focus area in the future for the Board and its committees because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.

Compensation Planning

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee’s responsibilities in this area is provided in the “Compensation Discussion and Analysis” section of this circular.

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the Board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Talent Management and Succession Planning

A robust framework directly aligned with our business priorities is in place to enable an integrated approach to talent management and succession planning. We commit to developing a strong leadership pipeline by providing our current and future leaders with opportunities to learn and transform themselves, to drive business performance and add customer value. The CEO and Chief People Officer are stewards of enterprise talent agenda and sponsor key development programs that build a robust and diverse leadership bench.

We integrate our talent and succession planning process with the primary objective of having high performing individuals in critical roles across the organization. In 2019, we continued to embed our “Talent to Value” approach through which we closely monitor and mitigate risk for approximately 50 identified roles that we believe drive outsized value for Thomson Reuters. In doing this, we manage talent similar to how we manage capital, differentiating investment in and development of talent in these roles. We believe that this improves our ability to deliver against our plan and it can have the greatest impact on the value agenda.

Stepping up advancement of women and other diverse talent into key leadership roles continues to be a top priority and is reinforced by our commitment to develop a robust pipeline of diverse leaders. This, coupled with our philosophy to develop and promote from within, strengthens our culture, retains our key talent and provides more options for succession. We also complement this with selective external hiring to procure critical skills, close any talent gaps and foster diverse thinking.

The HR Committee plays a key role in overseeing talent management and succession planning strategies, with strong support from our CEO and Chief People Officer and as such, the HR Committee is regularly updated on the leadership development, and engagement of our employees. The HR Committee also partners with the CEO and the Chief People Officer in reviewing succession and developmental plans for executive management, critical talent and succession risk metrics, progress made over the year and plans for the upcoming year.

CEO and CFO Succession Planning

During 2019 and in the first part of 2020, the Board, together with the HR Committee, focused on identifying successors to Mr. Smith and Mr. Bello as part of ordinary course succession planning.

In February 2020, the Board selected Mr. Hasker as our next CEO after an extensive search process that included consideration of external and internal candidates. As part of the interview process, Mr. Hasker met with David Thomson (Chairman), David Binet (Deputy Chairman), Vance Opperman (Lead Independent Director), Mike Daniels (Corporate Governance Committee Chair), Ed Clark (HR Committee Chair), Peter Thomson, Jim Smith (former CEO), Mary Alice Vuicic (Chief People Officer) and Thomas Kim (Chief Legal Officer and Company Secretary). The Board, together with Mr. Smith and other members of management who met him during the interview process, felt Mr. Hasker was the right leader to take our company forward. The Board in particular valued Mr. Hasker’s previous experience and his deep expertise in data, business information, technology and professional services.

For the last few years, Mr. Eastwood has been a regular attendee at various Board and committee meetings. As part of the CFO succession planning process, the Board valued Mr. Eastwood’s success in various finance leadership roles at our company over

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20 years and felt that his experience at, and knowledge about, Thomson Reuters would complement the new perspectives that Mr. Hasker would bring into our organization as an external hire.

In connection with determining compensation packages for Mr. Hasker and Mr. Eastwood, the Chair of the HR Committee consulted with the HR Committee’s independent compensation consultant and Ms. Vuicic.

To achieve a smooth and seamless transition, the Board also felt it was important for Mr. Smith and Mr. Bello to remain with our organization for a period of time after Mr. Hasker and Mr. Eastwood took on their new roles.

Following a thoughtful succession planning process, the Board is confident that Mr. Hasker and Mr. Eastwood are the right leaders to continue to drive shareholder value.

Diversity and Inclusion

Diversity. Inclusion. They are more than just words for us. They are an integral part of our values, guiding us in everything we do. As an organization with diverse businesses competing in the global marketplace, we understand that one of the most effective ways of meeting and exceeding the needs of our diverse customers and shareholders is to have a workforce that reflects diversity.

We also acknowledge that creative ideas and innovative solutions only happen when we foster an environment that helps people bring their uniqueness to work. We believe that a culture where every employee is treated with respect, feels valued and has a sense of belonging will help employees unleash their true potential. Our objective is to seek out and hire talented, dedicated individuals from all walks of life and give them an opportunity to learn, develop and succeed within Thomson Reuters.

Women in Leadership

A key component of our diversity and inclusion approach is identification, development and advancement of women globally for leadership and executive officer positions. As of December 31, 2019, the overall representation of women in senior leadership positions at Thomson Reuters and our subsidiaries was 34%, below our goal of 40% by end of 2020. This goal is strongly embedded into our talent practices and we are committed to drive continued efforts in this area. In addition, seven members of the CEO’s Operating Committee are women, including the President of the Tax & Accounting Professionals segment (Charlotte Rushton), the President of our Global Print segment (Elizabeth Beastrom), the Managing Director of Asia & Emerging Markets (Jackie Rhodes), our Chief People Officer (Mary Alice Vuicic), our Chief Marketing Officer (Laura Wilbanks), our Chief Digital Officer (Karen Stroup) and our Chief Compliance Officer (Priscilla Hughes). Two of our 10 executive officers (Ms. Rushton and Ms. Vuicic) are women (20%).

We are focused on accelerating the development of women to strengthen our succession bench through various strategic initiatives, including the launch of our Inclusion Council chaired by our CEO, and our LeadHership1 and Leadership Program for Women development programs focused on developing early and mid-career women, respectively, accelerating their growth and readiness and enabling them to realize their full potential.

Risk Committee

Responsibilities

The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•

Thomson Reuters’ identification, assessment and management of enterprise risks, other than financial risks (which are overseen by the Audit Committee) or risks related to talent/employee matters (which are overseen by the HR Committee); and

•	any additional matters delegated to the Risk Committee by the Board.

In 2019, the Risk Committee met with senior management to review the company’s controls and policies regarding risk assessment and risk management, including the steps and process taken to monitor and control risks. As part of this review, senior management presented an overview of its 2019 ERM process to the Risk Committee. The overview reflected key risks identified by management and a proposed calendar of future meetings for “deep dive” reviews and discussions about specific risks (at the Board or committee level). While the Risk Committee oversees and manages our company’s framework policies and procedures with respect to risk identification, assessment and management, it is the responsibility of our CEO and senior management to identify, assess and manage our company’s risks through the design, implementation and maintenance of our ERM program. The Risk Committee’s responsibilities include reviewing and approving the ERM framework on an annual basis.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 47

The following table sets forth the Risk Committee’s work plan for 2019.

2019 Primary Risk Activities

•   Approve top 2019 ERM risks

•   Discuss cybersecurity, data protection controls, business continuity/disaster recovery systems and other information security matters

•   Discuss strategic risks, particularly those related to emerging technologies

•   Discuss legal and regulatory compliance risks that are not overseen by the Audit Committee

•   Discuss technology separation risks related to Thomson Reuters’ separation from Refinitiv (its former Financial & Risk business)

•   Review risk scorecards

•   Approve 2020 ERM framework

Periodically

•    Table-top exercises on topics such as cybersecurity

•   “Deep dives” on selected risk topics

•   Discuss reputational risks, other than those related to compliance with the Thomson Reuters Trust Principles, which are overseen by the Corporate Governance Committee

Joint Audit Committee and Risk Committee Meetings

As part of the Board’s risk assessment and risk management oversight, the Audit Committee and the Risk Committee met jointly two times in 2019 to discuss topics of interest to each committee. These meetings were held after one committee ended its own scheduled meeting, and prior to the start of the other committee’s own scheduled meeting. The joint committee meetings were co-chaired by Mr. Salzberg (Audit Committee Chair) and Ms. Bair (Risk Committee Chair).

The topics discussed by the joint committees in 2019 were the following:

•	Review of 2019 internal audit work plan;

•	Review of “Risk Factors” disclosure for the 2019 annual report; and

•	Update on technology and operational separation related to Thomson Reuters’ separation from Refinitiv (its former Financial & Risk business

Joint meetings of the Audit Committee and Risk Committee will continue in 2020.

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About Our Independent Auditor

HIGHLIGHTS

•	We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2021 annual meeting of shareholders.

The Board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the Board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2019 and 2018.

(in millions of U.S. dollars)	2019	2018
Audit fees	$13.2	$18.5
Audit-related fees	1.4	12.9
Tax fees	4.7	3.8
All other fees	0.1	0.1
Total	$19.4	$35.3

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2019 and 2018.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits (including for the sale of a majority interest in our F&R business), transaction due diligence, internal control attestation engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent IT process reviews.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 49

Shareholder Engagement

HIGHLIGHTS

•	We actively engage with our shareholders throughout the year.

•	We welcome feedback and input from our shareholders.

Thomson Reuters actively engages with its shareholders on a variety of topics, including:

•	Financial performance

•	Corporate/growth strategy

•	Corporate governance

•	Executive compensation

•	Human capital management

•	Diversity and inclusion

In 2019, shareholder engagement was conducted by different leaders and groups across our company, including:

•	Investor Relations

•	Our former CEO and CFO

•	Chair of the Human Resources Committee, Chief People Officer and Head of Reward

On a day-to-day basis, inquiries or other communications from shareholders to management are answered by our Investor Relations and other Corporate departments or are referred to another appropriate person in our company.

Our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public.

Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our Investor Day meetings with major shareholders and analysts.

At the annual meeting, shareholders in attendance are provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management in attendance.

Our company also has meetings throughout the year with shareholders, shareholder advocacy groups and financial analysts. In 2019, we received a shareholder proposal in connection with last year’s annual and special meeting of shareholders. Even though the proposal did not receive significant support by our shareholders, we engaged with a representative of the shareholder proponents twice after the meeting to better understand and discuss their requests.

Shareholders with questions about our company are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.332.219.1046.

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by e-mail at board@thomsonreuters.com or by writing to them c/o Thomas Kim, Chief Legal Officer & Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario, M5H 2R2, Canada.

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Advisory Resolution on Executive Compensation (Say On Pay)

HIGHLIGHTS

•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a “say on pay” advisory resolution for this year’s meeting (as we have done since 2008). An identical resolution was approved by approximately 96% of the votes cast at last year’s annual meeting of shareholders. Over the last five years, an average of approximately 98% of votes have been cast “for” our “say on pay” advisory resolutions.

As this is an advisory resolution, the results will not be binding upon the Board. However, the Board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Our “named executive officers” for purposes of the “Compensation Discussion and Analysis” section of this circular are our former CEO (Jim Smith), our former CFO (Stephane Bello) and the three other most highly compensated executive officers as of December 31, 2019 (Michael Friedenberg – President, Reuters News; Brian Peccarelli – Chief Operating Officer, Customer Markets; and Neil Masterson – Chief Operating Officer, Operations & Enablement). As discussed in this circular, Mr. Smith served as our CEO and Mr. Bello served as our CFO until March 15, 2020. To achieve a smooth and seamless CEO and CFO transition, Mr. Smith and Mr. Bello will remain with our organization through part of 2021. Mr. Masterson’s last day at Thomson Reuters will be on July 31, 2020.

Our current CEO (Steve Hasker) and CFO (Mike Eastwood) are not considered named executive officers for purposes of this circular because they were each appointed to their new roles on March 15, 2020. However, to provide shareholders with information about their pay and the philosophy under which it was structured, we discuss some aspects of Mr. Hasker’s and Mr. Eastwood’s respective compensation in the “Compensation Discussion and Analysis” section of this circular.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.332.219.1046.

The Board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation as described in the 2020 management proxy circular.”

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 51

Compensation Discussion and Analysis

Executive Summary

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value. This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation and how we performed and what we paid to our named executive officers in 2019. This section also includes information on the new compensation arrangements entered into with Steve Hasker, who was appointed CEO on March 15, 2020, and Mike Eastwood, who was appointed CFO on the same day. We also discuss the new compensation arrangements with Mr. Smith and Mr. Bello related to their transitions from CEO and CFO, respectively.

2019 was our first full year of operations since selling a majority interest in our former Financial & Risk business (F&R, which is now known as Refinitiv) and restructuring our company into customer-focused segments. Our new structure moved decision making closer to the customer while allowing us to improve service offerings to our customers.

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency
IFRS Financial Measures
Revenues	5,906	5,501	7%
Operating profit	1,199	780	54%
Diluted EPS (includes discontinued operations)	$3.11	$5.88	(47%)
Cash flow from operations (includes discontinued operations)	702	2,062	(66%)
Non-IFRS Financial Measures(1)
Revenues	5,906	5,501	7%	8%
Organic revenue growth				4%
Adjusted EBITDA	1,493	1,365	9%	8%
Adjusted EBITDA margin	25.3%	24.8%	50bp	(10)bp
Adjusted EPS	$1.29	$0.75	72%	65%
Free cash flow (includes discontinued operations)	159	1,107	(86%)

(1) Refer to Appendices A and B of the management’s discussion and analysis section of our 2019 annual report for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measurements.

2019 was the eighth consecutive year that we met or exceeded the performance metrics in our external financial outlook, which was originally communicated in February and raised in August with respect to certain performance measures. The updated outlook assumed constant currency rates relative to 2018 and included the impact of closed acquisitions and dispositions. The table below compares our actual performance to the updated outlook:

Non-IFRS Financial Measures(1)	2019 Outlook (Before currency and excluding the impact of future acquisitions/dispositions)	2019 Actual Performance (Before currency)(2)
Revenue Growth	7% - 8.5% 3.5% - 4.0% organic(3)	8.5% 3.7%	✓
Adjusted EBITDA	$1.45 billion - $1.5 billion	$1.48 billion	✓
Total Corporate costs Core Corporate costs Stranded costs One-Time costs	Approximately $570 million Approximately $140 million Approximately $100 million Approximately $330 million	$575 million(4) $131 million $100 million $344 million	✓ ✓ ✓ ✓

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Non-IFRS Financial Measures(1)	2019 Outlook (Before currency and excluding the impact of future acquisitions/dispositions)	2019 Actual Performance (Before currency)(2)
Free cash flow	$0 - $300 million	$159 million	✓
Capital expenditures, as a percentage of revenues	Approximately 9%	8.6%	✓
Depreciation and amortization of computer software	$600 million - $625 million	$608 million	✓
Interest expense	$150 million - $175 million	$163 million	✓
Effective tax rate on adjusted earnings	16% - 19%	11%	✓

(1) Refer to Appendices A and B of the management’s discussion and analysis section of our 2019 annual report for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measurements.

(2) Our 2019 performance (before currency) was measured in constant currency rates relative to 2018, except for the 2019 free cash flow performance which was reflected at actual rates.

(3) For purposes of the organic growth calculation, the initial contract value of the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 was treated as an acquisition until October 1, 2019.

(4) Includes $71 million of capital expenditures that were associated with our program to reposition our company after the separation from F&R.

In 2019, we successfully executed against our five priorities:

✓

We delivered higher revenue growth – In 2019, we were focused on accelerating revenue growth, both organically and inorganically. Our new customer segments, which are aligned around the customer, allowed us to concentrate more on the customer experience and offer full value propositions to address the needs of each customer.

✓

We created a more customer-focused operating model – We refined our focus on customers by developing clearer, more cohesive and more distinctive solutions in each of our new segments. We pursued opportunities to enhance our go-to-market capabilities, which are focused on customer experiences and our sales and service practices. Our customers are faced with a rapidly evolving global regulatory framework, fast-paced technological change and new business models that demand efficiency. We believe that our subject matter expertise, positioning, brand and scale are strengths that will drive customers to partner with our company for solutions that are tailored to their workflows and designed to help make their operations more efficient. In late 2018 and during 2019, we deployed over half of our $2 billion reinvestment fund by making four strategic acquisitions that strengthened our value proposition and we are currently exploring opportunities to deploy the remaining amount later this year.

✓

We served customers through digital channels – We increased investments in our digital platforms and propositions in an effort to provide a more robust and seamless end-to-end digital customer experience. By improving digital capabilities, we believe that more customers will find, buy and obtain support for our products online. We believe that an improved digital platform will also allow us to reach our smaller customers in a more cost-effective manner and improve overall customer retention.

✓

We simplified our company – We continued to simplify our business by reducing the number of products in our business, headcount and physical office locations. We also continued to simplify commercial relationships, with a focus on streamlining contracts, policies and product offerings. We also focused on efficiently exiting transition services agreements as part of the separation of Thomson Reuters and Refinitiv.

✓

We invested in our people – In connection with restructuring our business, we have appointed several new leaders over the last two years (including a new CEO and CFO in March 2020). Our current leadership team exhibits commercial acumen and customer-centricity that we are modeling across the organization. We have also built a flatter organization with fewer management layers, ensuring less distance between leadership and our customers. In 2019, we also launched a new “Ways of Working” initiative across the organization to foster a culture of innovation, empowerment and partnership.

We believe that our compensation program is strongly connected to our ability to achieve success for Thomson Reuters.

✓

2019 compensation decisions were aligned with our strategic objectives – During 2019, the HR Committee was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future.

●

In 2019, a significant portion of executive pay was at risk and linked to both operational performance and stock price. 88% of our former CEO’s 2019 target compensation was variable and approximately 74% of the other named executive officers’ 2019 target compensation was variable. We did not increase 2019 base salaries or the value of target annual and long-term incentive awards granted in 2019 to our named executive officers, except for an increase for Mr. Friedenberg (which is discussed later in this compensation discussion and analysis).

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●

Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year with metrics based on organic revenues, organic book of business and cash operating income (adjusted EBITDA less capital expenditures). Our 2019 annual incentive plan awards were based 100% on Thomson Reuters’ consolidated results. Our financial performance ended up exceeding our targets, which resulted in an annual incentive plan payout that was higher than target. 2019 annual incentive awards for all of our named executive officers had a payout of approximately 124% of target based on financial performance.

●

Performance restricted share units (PRSUs) granted as long-term incentive awards for the three-year period ended December 31, 2019 were earned at 98.67% of target, reflecting actual performance for 2017 (the first year of the cycle) and a deemed 100% performance for 2018 and 2019 (the last two years of the cycle) due to complexities associated with measuring 2018 and 2019 performance in light of the F&R transaction. 2017-2019 PRSU awards were designed to measure performance for payout purposes based on the three-year average for each award metric. The impact of effectively splitting our company in half in 2018 made the initial performance goals no longer measurable on a comparable basis.

✓

Our compensation program is strongly aligned with shareholder return and value – In this compensation discussion and analysis section, we provide graphs that show our executive officer compensation over the last five years has been strongly aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓

We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – In 2019, the HR Committee continued to utilize a global peer group for executive compensation purposes that reflects our company’s smaller size since the F&R transaction closed. Our global peer group does not include other Canadian companies with a common Global Industry Classification System (GICS) code. While we acknowledge that proxy advisors tend to focus on these companies, we believe that they do not provide a meaningful or relevant comparison of our competitive market for talent given the particular executive talent pool from which we recruit and the significant differences in industries, businesses and operational strategy between our companies and other Canadian companies with a common GICS code. The HR Committee does, however, use a Canadian peer group given our company’s increasing presence in Toronto. This Canadian peer group is also referenced by the HR Committee as part of executive compensation benchmarking.

✓

Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (FW Cook) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, approximately 98% of votes have been cast “for” our “say on pay” advisory resolutions.

✓

We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor is of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

Looking Forward: Key 2020 Compensation Developments and Decisions

New CEO and CFO Agreements

We appointed Steve Hasker as our new CEO and Mike Eastwood as our new CFO effective on March 15, 2020. The target compensation for both executives is significantly lower than their predecessors and generally aligns with the global peer group median or below. When the Board approved new compensation arrangements for our new CEO and CFO in February 2020:

•	Our new CEO’s 2020 target total direct compensation was approximately 28% lower than our former CEO’s 2019 target total direct compensation.

•	Our new CFO’s 2020 target total direct compensation was approximately 26% lower than our former CFO’s 2019 target total direct compensation.

Similar to the compensation arrangements for our former CEO and CFO, the compensation arrangements for our new CEO and CFO are primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned to our strategy to drive shareholder value.

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Steve Hasker (new CEO)

On February 25, 2020, we announced that Steve Hasker had been appointed CEO of our company, effective on March 15, 2020. Prior to joining Thomson Reuters in February 2020, Mr. Hasker was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Mr. Hasker served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Mr. Hasker spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Mr. Hasker spent five years in several financial roles in the United States, Russia and Australia. Mr. Hasker has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University.

The following table summarizes Mr. Hasker’s target total direct compensation for 2020 on an annualized basis. In setting Mr. Hasker’s target total direct compensation, the Board considered market data from our global and Canadian peer groups and positioned his pay to appropriately reflect the scope of his role and his prior leadership experience. Mr. Hasker’s 2020 target total direct compensation generally aligns with the 50th percentile of our global peer group. A significant portion of Mr. Hasker’s target total direct compensation is variable pay, with the majority of his total pay linked to the long-term performance of the company. We agreed that Mr. Hasker would be entitled to a 2020 annual incentive award for the full year, as opposed to being pro-rated for the number of days that he worked at our company this year.

Mr. Hasker’s compensation is paid in Canadian dollars. Applicable amounts have been translated to U.S. dollars using the Canadian/U.S. dollar exchange rate as of April 7, 2020, which was C$1 = US$0.70909.

		Target Total Direct Compensation (2020)		Fixed	Variable
	C$	US$	% of base salary
Base salary	C$1,495,000	US$1,060,090	–	12%	–
Annual incentive award	C$2,990,000	US$2,120,179	200%	–	23%
Long-term incentive awards	C$8,222,500	US$5,830,493	550%	–	65%
Total	C$12,707,500	US$9,010,762	–	12%	88%

We paid Mr. Hasker a sign-on cash bonus of C$2,990,000 in connection with joining our company. The bonus represented a one-time payment to incentivize Mr. Hasker to join Thomson Reuters and was also in lieu of our company providing him with certain standard relocation benefits. If Mr. Hasker voluntarily leaves our company other than for good reason or his employment is terminated by our company for cause before the completion of 24 months of service, he will repay the pro-rata portion of the after-tax amount of his sign-on bonus within 30 days of separation.

Additional information regarding Mr. Hasker’s arrangements is provided later in this circular.

Mike Eastwood (new CFO)

On February 25, 2020, we announced that Mike Eastwood had been appointed CFO of our company, effective on March 15, 2020. Mr. Eastwood joined Thomson in 1998 and has had several senior finance roles. Mr. Eastwood was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 14, 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mr. Eastwood was also previously Chief Financial Officer of the company’s former Intellectual Property & Science business (which was sold in 2016). Mr. Eastwood received an MBA from the University of North Carolina.

The following table summarizes Mr. Eastwood’s target total direct compensation for 2020 on an annualized basis. In setting Mr. Eastwood’s target total direct compensation, the Board considered market data from our global and Canadian peer groups and positioned his pay appropriately to reflect that he is new to his role. Mr. Eastwood’s 2020 target total direct compensation generally aligns with the 25th percentile of our global peer group. A significant portion of Mr. Eastwood’s total direct compensation is variable pay with half of his total pay linked to the long-term performance of the company.

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Mr. Eastwood’s compensation is paid in Canadian dollars. Applicable amounts have been translated to U.S. dollars using the Canadian/U.S. dollar exchange rate as of April 7, 2020, which was C$1 = US$0.70909.

		Target Total Direct Compensation (2020)		Fixed	Variable
	C$	US$	% of base salary
Base salary	C$925,000	US$655,908	–	22%	–
Annual incentive award	C$1,156,250	US$819,885	125%	–	28%
Long-term incentive awards	C$2,081,250	US$1,475,794	225%	–	50%
Total	C$4,162,500	US$2,951,587	–	22%	78%

Additional information regarding Mr. Eastwood’s arrangements is provided later in this circular.

CEO Transition Agreement

On March 15, 2020, Mr. Smith became Chairman of the Thomson Reuters Foundation and Special Advisor to the CEO. We entered into a new agreement with Mr. Smith, which is discussed later in this circular.

CFO Transition Agreement

On March 15, 2020, Mr. Bello became Vice Chairman and President of our Enterprise Centre. We entered into a new agreement with Mr. Bello, which is discussed later in this circular.

Other Compensation Decisions

In March 2020, the HR Committee decided not to increase named executive officers’ 2020 base salaries after an evaluation of current market positioning of their compensation. Our named executive officers’ target annual and long-term incentive awards for 2020 were reflected at the same percentages of base salary as their 2019 targets, except for Mr. Peccarelli. The HR Committee decided to increase the percentage of base salary of Mr. Peccarelli’s 2020 annual and long-term incentive awards due to the scope of his role and to position his compensation more appropriately against the market. The HR Committee focused on providing this increase solely through aspects of Mr. Peccarelli’s incentive compensation that is linked to company and share price performance.

No changes were made to financial performance metrics and weightings for 2020 annual and long-term incentive awards. The HR Committee established challenging performance targets for 2020 annual and long-term incentive awards. The HR Committee approved these performance targets in February and early March without the benefit of being able to consider the more recent developments regarding the evolving impact of the COVID-19 pandemic on our business. The HR Committee plans to monitor and assess this impact.

2020 annual incentive awards for our named executive officers are weighted 1/3 each on organic revenue, organic book of business and adjusted EBITDA less capital expenditures performance. All metrics are based on Thomson Reuters consolidated performance, which the HR Committee believes promotes teamwork and enables more enterprise collaboration.

2020 long-term incentive awards for our named executive officers are split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs granted for the 2020-2022 performance period are weighted 50% each on average organic revenue growth and average free cash flow per share performance. The HR Committee believes that organic revenue growth over a multi-year period complements the same metric as reflected in 2020 annual incentive awards and aligns to the company’s strategic priorities. The HR Committee also believes that including a component of TRSUs in long-term awards balances the award mix and supports retention, while still promoting a performance culture in the organization.

While Mr. Smith’s and Mr. Bello’s respective 2020 compensation will include a base salary, annual incentive award and long-term incentive awards, their 2021 compensation (for the time period through their respective scheduled retirement dates) will only consist of a base salary.

The HR Committee believes that the 2020 compensation program continues to align executive pay with the company’s annual and long-term strategic and financial performance objectives.

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Our 2019 Compensation Program

The HR Committee of the Board structured our 2019 compensation program in a way that was consistent with our strategic objectives. A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	2019 Measures	Form	Purpose
Base salary	Payments made throughout the year at an established rate.	Fixed	Individual performance, role, responsibilities and experience.	Cash	Provides predictable amount of fixed income as short-term compensation.
Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company performance against objective financial targets established at the beginning of the year and subject to adjustment based on individual performance.	Performance- based

Organic revenues (1/3).

Adjusted EBITDA less capital expenditures (1/3).

Organic “book of business” based on annualized contract value (ACV) (1/3).

Individual performance factor (+/- 15%) based on performance against key individual strategic objectives (applicable for named executive officers other than the CEO).

				Cash	Focuses executives on our financial goals and objectives for the year.
Long-term incentive award

Grants of:

• PRSUs (50%) that vest after completion of a three-year period, dependent on company performance against multi-year objective financial targets;

• TRSUs (25%) that vest at the same time as PRSUs; and

• Stock options (25%) with an exercise price equal to the fair market value of our shares on the grant date; options are subject to time vesting conditions

		Primarily performance- based	Organic revenues (50% of PRSU financial metrics) Free cash flow per share (50% of PRSU financial metrics) Value tied to share price performance.	Equity

Commits executives to delivering on our financial goals over the long term.

Strongly links their pay to our share price, and supports retention objectives.

Helps retain critical talent and recognize superior performance.

Aligns their interests to shareholder interests.

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Component	Description	Type	2019 Measures	Form	Purpose
Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental.			Various

Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors. Messrs. Smith and Bello also have individual supplemental executive retirement plans (SERPs).

Messrs. Hasker and Eastwood do not have SERPs.

Perquisites and other personal benefits	Limited and includes executive physicals and tax and financial planning assistance. Limited personal use of corporate aircraft.			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives.
Periodic/special long-term equity awards[1]	Grants of additional TRSUs or additional PRSUs with vesting over a specified period of years.	Time- vested or performance- based	Value tied to share price performance for TRSU grants and also to performance metrics for PRSU grants.	Equity	Reward exceptional performance and for retention. Assist with attracting executive talent.

1	No periodic/special long-term equity awards were granted to our named executive officers in 2019.

Our executive officers (including Mr. Hasker and Mr. Eastwood) are also subject to share ownership guidelines. Additional information is provided later in this compensation discussion and analysis.

Our Process for Designing and Determining Executive Compensation

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee’s key responsibilities is approving compensation arrangements for the CEO and other executive officers. The Board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the Board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the Board and corporate governance.

Management

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources, Finance and Legal departments regularly attend HR Committee meetings. Throughout the year, management provides recommendations to the HR Committee on a wide range of compensation matters.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. A majority of the HR Committee’s members are independent directors and Messrs. Binet, Clark and P. Thomson serve as non-independent directors. David Thomson, Chairman of the Board, regularly attends meetings of the HR Committee as an observer.

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Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or “in-camera”, with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management would require the HR Committee’s prior approval. In 2019 and 2018, we paid FW Cook the following fees:

	2019	2018	Percentage of total fees
Executive compensation-related fees	$162,181	$123,318	100%
All other fees	$–	$–	–
Total annual fees	$162,181	$123,318	100%

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and NYSE rules require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee once again considered them in March 2020 in relation to FW Cook. The six factors considered by the HR Committee were:

1.	The provision of other services to Thomson Reuters by the firm;

2.	The amount of fees received from Thomson Reuters by the firm as a percentage of the total revenue of the firm;

3.	The policies and procedures of the firm that are designed to prevent conflicts of interest;

4.	Any business or personal relationship of the advisor with a member of the HR Committee;

5.	Any stock of Thomson Reuters owned by the advisor; and

6.	Any business or personal relationship of the advisor or firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

In 2019, management also continued to engage its own consultant to provide it with executive compensation consulting services, including competitive compensation analyses and advice on various other matters.

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Our Key Compensation Principles

•	Pay for performance is the foundation of our executive compensation program

•	Incentive performance goals are linked to key measures of our company’s performance and strategy

•	Our executives should accumulate and retain equity in our company to align their interests with our shareholders

•	We provide competitive compensation opportunities

•	Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking

Below, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

“PAY FOR PERFORMANCE” IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals and changes in our share price motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown below, approximately 88% of Mr. Smith’s 2019 target compensation was variable, which included approximately 65% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. On average, approximately 74% of the other named executive officers’ 2019 target compensation was variable, which included approximately 42% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options.

As mentioned earlier in this section, 88% of Mr. Hasker’s 2020 target compensation and 78% of Mr. Eastwood’s 2020 target compensation is variable.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility. The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY’S PERFORMANCE AND STRATEGY

Annual incentive awards

The HR Committee sets performance goals for our annual incentive awards that focus on superior performance, taking into account current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy. Annual incentive awards are designed to incentivize individual performance and drive accountability for results. An executive’s annual incentive award opportunity is expressed as a percentage of base salary.

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The following table sets forth annual incentive award payouts to our named executive officers as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Additional information about 2019 annual incentive award targets and performance is provided later in this compensation discussion and analysis.

Performance Year	Payout Year	Payout as a percentage of target
2019	2020	124%
2018	2019	129%
2017	2018	94%
2016	2017	83%
2015	2016	105%
5-year average	–	107%

Long-term incentive awards

An executive’s long-term incentive award opportunity is also expressed as a percentage of base salary, and an executive’s percentage may be modified up or down for a particular year based on future potential and past performance. In addition, our long-term incentive awards are designed to optimally balance alignment with key drivers of total shareholder return, accountability for longer-term results and overall executive retention. Financial performance measures reflected in PRSUs granted as long-term incentive awards complement measures in annual incentive awards.

The following table sets forth payouts for our PRSU awards as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Additional information about PRSUs for the 2017-2019 performance period is provided later in this compensation discussion and analysis.

Performance Period	Payout Year	Payout as a percentage of target
2017-2019	2020	99%
2016-2018	2019	100%
2015-2017	2018	145%
2014-2016	2017	170%
2013-2015	2016	57%
5-year average	–	114%

Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments (outside of the design principles discussed above, which operate mechanically without discretion) to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets. Due to complexities associated with determining consolidated company performance for PRSUs granted for the 2016-2018 and 2017-2019 performance periods as a result of the F&R transaction, the HR Committee decided to determine payouts for these awards based on actual performance as of December 31, 2017 and a deemed 100% performance for remaining periods (with payouts to occur as originally scheduled in 2019 and 2020, respectively). No discretionary adjustments of this type were made in determining payouts for 2019 annual incentive awards paid to our named executive officers.

Non-IFRS financial measures

Most of the financial metrics that we use in our annual and long-term incentive awards described in this circular are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

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OUR EXECUTIVES SHOULD ACCUMULATE AND RETAIN EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs, TRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements, which are over a period of years. From time to time, we also grant off-cycle TRSUs or PRSUs on a highly selective basis to high-performing executives in connection with promotions and for retention and recognition of high potential, superior performance and contributions to the company.

Through our share ownership guidelines, Mr. Hasker and other executive officers are required to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive officers must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested PRSUs and TRSUs and vested/unvested stock options do not count toward the guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a “once met, always met” standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

The following table shows the share ownership guidelines for Mr. Hasker, Mr. Eastwood and our named executive officers (other than Mr. Smith), as well as their actual share ownership, based on the closing price of our shares on the NYSE on April 7, 2020. All share values and ownership are as of April 7, 2020.

Mr. Smith has agreed with our company to retain specified minimum levels of ownership interests in Thomson Reuters equity through July 12, 2022 (one year after his anticipated retirement date on July 12, 2021). Mr. Bello remains subject to share ownership guidelines in his new role.

Mr. Hasker and Mr. Eastwood each became subject to share ownership guidelines on March 15, 2020. Mr. Friedenberg became subject to share ownership guidelines in December 2018.

	Minimum Share Ownership		Actual Share Ownership

Name	(base salary multiple)	($)	(base salary multiple)	($)
Steve Hasker	6x	6,360,537[1]	–	–
Mike Eastwood	4x	2,623,633[2]	0.5x	337,423
Stephane Bello	3x	3,000,000	13.2x	13,160,926
Michael Friedenberg	3x	2,550,000	1.1x	945,697
Brian Peccarelli	3x	2,250,000	7.4x	5,555,465
Neil Masterson	3x	2,250,000	3.3x	2,445,211

1	Mr. Hasker has an annual base salary of C$1,495,000 and he is paid in Canadian dollars. Applicable amounts have been translated to U.S. dollars using the Canadian/U.S. dollar exchange rate as of April 7, 2020, which was C$1 = US$0.70909.
2	Mr. Eastwood has an annual base salary of C$925,000 and he is paid in Canadian dollars. Applicable amounts have been translated to U.S. dollars using the Canadian/U.S. dollar exchange rate as of April 7, 2020, which was C$1 = US$0.70909.

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WE PROVIDE COMPETITIVE COMPENSATION OPPORTUNITIES

The HR Committee utilizes independent market surveys and peer group data to evaluate the competitiveness of our compensation programs. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group.

On an annual basis, the HR Committee evaluates each named executive officer’s compensation and compares each element (e.g., base salary, annual incentive and long term incentive) and their total direct compensation (TDC), which consists of target base salary, target annual incentive award value, target long term incentive award value and the annualized value of any special grants that are outstanding. This TDC is compared for each named executive officer against compensation peer group data, as discussed below, to both understand the competitive level of an individual’s pay as well to make decisions on each person’s future competitive compensation position.

Market data is one of several data points used by the HR Committee for setting compensation. While the HR Committee does not target a specific competitive level of pay, the HR Committee does consider the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making. The HR Committee also considers differences between the scope and criticality of the role at Thomson Reuters and at peers, internal equity and retention risk.

Target compensation for our former CEO and CFO had been established based on market data for companies of similar size and complexity prior to the closing of the F&R transaction. The HR Committee did not increase 2019 base salaries or the value of target annual and long-term incentive awards granted in 2019 to our named executive officers, other than an increase for Mr. Friedenberg which was contemplated in the employment agreement signed when he joined our company. In 2018, as part of restructuring Thomson Reuters into a new customer-focused organization, Messrs. Peccarelli and Masterson each received increases to their base salary and long-term incentive awards in connection with their promotions to co-Chief Operating Officers.

The companies in our current global peer group are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Our global peer group is a primary reference point as a result of the global nature of our business and the global market for executive talent. Although we believe our company is somewhat unique in terms of its business operations serving the legal, tax, corporate and news industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Similar to Thomson Reuters, many of these other companies also have significant global operations.

Companies in our global peer group had revenues ranging from approximately $2.5 billion to approximately $15.0 billion, with a median of approximately $6.6 billion, compared to Thomson Reuters’ 2018 revenues of approximately $5.5 billion. The 17 companies in our current global peer group consist of:

Automatic Data Processing Inc. CGI Group Inc. Cognizant Technology Solutions Corp. eBay Inc. Gartner Inc. IAC/InterActive Corp.	The Interpublic Group of Companies, Inc. Intuit Inc. Moody’s Corp. News Corporation Nielsen Holdings plc Omnicom Group Inc.	Pearson plc RELX PLC S&P Global Inc. Sage Group Inc. Wolters Kluwer NV

Our company also has a Canadian peer group given its increasing presence in Toronto. The Canadian peer group is viewed secondarily as a means to evaluate compensation compared to local practices and levels. Companies in our Canadian peer group had revenues ranging from approximately $1.2 billion to approximately $27.3 billion, with a median of approximately $7.9 billion, compared to Thomson Reuters’ 2018 revenues of approximately $5.5 billion. The 23 companies in our Canadian peer group include Bank of Montreal, The Bank of Nova Scotia, BCE Inc., Canadian Imperial Bank of Commence, CGI Group Inc., Cineplex Inc., Cogeco Communications Inc., Constellation Software Inc., Corus Entertainment Inc., Fairfax Financial Holdings Limited, Industrial Alliance Insurance and Financial Services Inc., Intact Financial Corporation, National Bank of Canada, Open Text Corporation, Quebecor Inc., Rogers Communications Inc., Shaw Communications Inc., SNC-Lavalin Group Inc., Stantec Inc., Sun Life Financial Inc., TELUS Communications Inc., Transcontinental Inc. and Waste Connections Inc.

FW Cook reviewed the proposed peer groups identified by management and its compensation consultant prior to presentation to the HR Committee. When the HR Committee met to discuss and approve the peer groups, it received input from FW Cook and management’s compensation consultant.

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OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. In February 2020, FW Cook provided the HR Committee with a risk assessment of the Thomson Reuters compensation program for executive officers. As part of its assessment, FW Cook reviewed our compensation structure and key attributes of our compensation program for executive officers for the purpose of identifying potential sources of risk. Based on its review, FW Cook was of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our senior executive compensation programs do not incentivize our executives to take unnecessary or excessive risks for the reasons described below.

What we do

✓	The HR Committee is comprised of a majority of independent directors and it uses an independent executive compensation consultant to assess our executive compensation programs;

✓	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

✓	The base salary component of each executive’s compensation is fixed;

✓	Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

✓	The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable;

✓

Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓	Our annual incentive awards and PRSUs issued as part of long-term incentive awards have caps for the maximum potential payouts;

✓	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

✓	We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓

We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all of the other executive officers in certain circumstances. Our clawback policy provides that the Board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer if in the Board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement.

What we don’t do

X	Executive officers are prohibited from hedging or pledging company shares (as further discussed later in this compensation discussion and analysis section);

X	We don’t offer single trigger change of control rights to our executive officers;

X	We don’t guarantee minimum levels of vesting for PRSUs; and

X	We don’t guarantee increases to base salaries or target bonus payment amounts.

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2019 annual report, which is available on our website at www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

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2019 Compensation

In 2019, the HR Committee reviewed and approved the compensation for our former CEO and other named executive officers.

•

Our Chief People Officer initially made recommendations to the HR Committee regarding the proposed 2019 compensation arrangements for our executive officers (other than the CEO). The CEO’s input was reflected in these recommendations. The CEO and Chief People Officer considered each individual’s actual performance during the prior year, the competitiveness of each individual’s compensation, and external compensation trends and developments. Management also provided the HR Committee with its recommendations for structuring 2019 annual and long-term incentive awards. In making recommendations to the HR Committee, the CEO and Chief People Officer proposed a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management.

•

As part of its analysis and decision-making process, the HR Committee received a summary of performance assessments for the CEO and other executive officers. The HR Committee also received executive pay comparisons to assess proposed arrangements between individual executives and against applicable market position. This information included base salary, annual incentive award (target as a percentage of salary), long-term incentive award (target as a percentage of salary), target total direct compensation for each individual, plus target total direct compensation that included the annualized value of any special equity awards outstanding, exclusive of new hire awards.

•

Following its review of the information mentioned above and using its own judgment, the HR Committee recommended 2019 compensation arrangements for each executive officer to the Board, which made the final approval decisions for these arrangements.

Additional information about each named executive officer’s individual 2019 compensation arrangement and individual performance during the year is provided later in this section.

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes the CEO’s base salary and also considers any increases to the base salaries of our other named executive officers based on the CEO’s recommendations for each individual. In addition to the considerations described above, the HR Committee also takes into account any applicable merit increase guidelines established for our employees.

In 2019, our company’s standard merit increase in the United States for employee base salaries was 3.0% (effective on April 1 of the year). In light of various changes made to their compensation packages in previous years and an evaluation of current market positioning of their compensation, our former CEO, former CFO and Co-COOs did not receive a base salary increase in 2019. Mr. Friedenberg received a base salary increase which was contemplated when he joined our company.

Base salaries for each of our named executive officers are described later in this section of the circular.

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year and an assessment of performance against key strategic objectives.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations identified through compensation benchmarking.

In the fourth quarter of 2018, senior executives from our businesses met with our former CEO, former CFO and other Corporate executives to discuss the 2019 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our Board of Directors then met with senior management in the first quarter of 2019 to review, discuss and approve the final version of the plan.

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After meeting with management in March 2019, the HR Committee decided that 2019 annual incentive awards for our named executive officers would continue to be weighted 100% on Thomson Reuters’ consolidated results. The only change to 2019 annual incentive awards was to replace total revenues with organic revenues to provide a greater emphasis on this type of performance. The HR Committee decided that 2019 awards would be weighted as follows:

Financial metric	Annual incentive percentage weighting (2019)	Rationale for financial metric
Organic revenues	1/3	We use organic revenues because they are commonly used to measure growth of our business. Organic revenues are cash generated from the sale of existing products and services, including recurring revenues (subscriptions) and transactional revenues (one-time contracts and service fees). This performance metric is important to us because increasing organic revenues is fundamental to our growth strategy and profitability.
Adjusted EBITDA less capital expenditures (cash OI)	1/3	We use adjusted EBITDA less capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized. This performance metric is important to us because we focus on spending and investing in ways that are designed to enable our long-term growth potential.
Organic “book of business” or ACV	1/3	We use organic book of business because it is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months. This performance metric is important to us because increasing customer relationships that generate recurring revenue and maximizing customer retention are key strategic goals for driving growth.

The HR Committee believes that these shorter term financial metrics complement metrics reflected in long-term incentive awards and that the addition of an individual performance adjustment tied to strategic objectives provides the appropriate balance between delivering financial results and focusing on key business and functional priorities that position the organization for long-term success.

Potential payouts for 2019 annual incentive awards ranged from 0% to 200% of the target award depending on financial performance against the goals set by the HR Committee at the beginning of the year.

As part of the HR Committee’s design principles for 2019 annual incentive awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles approved by the HR Committee for annual incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s 2019 operating plan;

●	One-time charges (above a specified financial threshold) that were not foreseen in the 2019 operating plan and where the related savings are outside of the plan period;

●

Extraordinary events which are outside of management’s control to the extent that the actual impact differs from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions); and

●	Changes in accounting practices to make figures comparable to the original 2019 operating plan.

The following table sets forth information regarding our 2019 minimum, target, maximum and actual performance for the three financial metrics reflected in annual incentive awards granted to our named executive officers, which had a payout of approximately 124% of target. 2019 targets for organic revenues and organic book of business were higher than full-year 2018 actual results, in support of our growth initiatives. Our 2019 target for adjusted EBITDA less capital expenditures was also higher than our full-year 2018 actual results for that performance metric on a pro forma comparative basis. While our 2018 definition of adjusted EBITDA less capital expenditures excluded stranded and other one-time costs to reposition our company following the separation from our former F&R business, our 2019 definition of the performance metric included those costs to provide management with a greater focus on managing them. The actual performance results indicated below are not directly comparable to similar financial measures that we disclose in our 2019 annual report because they are based on our internal operating plan.

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Performance metric (in billions of dollars)	Minimum performance	Target performance	Maximum performance	Actual performance	Payout percentage
Organic revenues	$5.76	$5.95	$6.07	$5.97	121%
Adjusted EBITDA less capital expenditures	$0.81	$0.92	$0.99	$0.96	153%
Organic “book of business” or ACV	$4.53	$4.79	$4.86	$4.79	100%
Total Thomson Reuters performance	–	–	–	–	124%

Strategic Objectives – Individual Performance Factor

The HR Committee also decided that 2019 annual incentive awards could be further adjusted up or down by 15% based on each executive’s performance against key individual strategic objectives (referred to as an individual performance factor, or IPF). Performance is assessed by the CEO who recommends an IPF to the HR Committee for approval. The IPF can modify the award up or down by 15%. The CEO’s annual incentive award is not subject to an IPF adjustment because the HR Committee believes that the CEO’s performance is best evaluated based on our company’s overall results. There was no adjustment to any named executive officer’s 2019 annual incentive award for an IPF.

Annual Base Salary	x	Target % of Annual Base Salary	x	Actual Company Performance %	x	Individual Performance Factor %	=	Payout Amount

In February 2020, the HR Committee determined the extent to which our 2019 annual performance targets were met by comparing our financial results to our performance goals. 2019 actual results were evaluated using foreign currency exchange rates that were used to prepare our 2019 annual operating plan. This has been a long standing policy that has been consistently applied to our annual incentive awards.

Long-term Incentive Awards

Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year based on an assessment of the executive’s prior-year performance and expected contribution to future financial and strategic results.

In 2019, we divided long-term incentive award values for our named executive officers among 50% PRSUs, 25% TRSUs and 25% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, financially efficient, strongly drives executive outcomes with the company’s strategic and business objectives and promotes retention of key talent. The value of PRSUs, TRSUs and stock options is dependent on our company’s share price.

In determining the size of PRSU, TRSU and stock option grants, the HR Committee initially established a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determined the number of PRSUs, TRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants, the HR Committee generally takes into account the target compensation and the amount of previous awards. However, the HR Committee does not increase or decrease the size of an executive’s new award based on payouts of previous awards because we believe long-term incentive awards are intended to be an incentive for future performance.

PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realizable compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

When long-term incentive awards include PRSUs, the HR Committee sets targets that align with realistic expected growth rates over the three-year performance period in our operating plan. Similar to annual incentive awards, in general, the HR Committee

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sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be challenging, yet realistic and achievable. For PRSUs granted for the 2019-2021 period, the HR Committee selected 3-year average organic revenue growth and free cash flow as the performance metrics to focus participants on the key drivers of long-term shareholder value creation.

The two financial metrics used for PRSU awards granted in 2017 to our named executive officers for the three year performance period ended December 31, 2019 were adjusted EPS and free cash flow per share.

•

Adjusted EPS – Adjusted EPS is a primary driver of our long-term financial performance by measuring growth in profitability on a per share basis. It is also a measure commonly used by shareholders to measure our success. Adjusted EPS reflects earnings attributable to common shareholders on a per share basis excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares.

•

Free cash flow per share – Free cash flow per share is a measure of our operating performance because it represents cash available to repay debt, pay common share dividends and fund share repurchases and new acquisitions. We define free cash flow as net cash provided by operating activities, proceeds from disposals of property and equipment and other investing activities, less capital expenditures, payments of lease principal, dividends paid on our preference shares and dividends paid to non-controlling interests from discontinued operations.

Both measures are calculated using diluted weighted average shares and exclude the impact of share buybacks not included in the operating plan.

The financial performance goals for PRSUs granted in 2017 were weighted 50% each as they were equally important to our long-term objectives:

Financial metric	PRSU percentage weighting
Adjusted EPS performance	50%
Free cash flow per share performance	50%

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant. PRSUs had a vesting range of 0% to 200% after the end of the performance period, depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are subject to the same performance adjustment as the underlying award when the underlying shares are distributed.

2017-2019 targets for adjusted EPS and free cash flow per share were based on three-year averages for each metric and contemplated increases each year for both metrics during the performance period.

PRSUs granted for the 2017-2019 period were earned at 98.67% of target, reflecting actual performance for 2017 (the first year of the cycle) and a deemed 100% performance for 2018 and 2019 (the last two year of the cycles) due to complexities associated with measuring 2018 and 2019 performance in light of the F&R transaction, which closed during 2018. The impact of effectively splitting our company in half during 2018 made the initial performance goals set in 2017 no longer measurable on a comparable basis.

As part of the HR Committee’s design principles for PRSU awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles for long-term incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s operating plan and resulting in adjustments greater than a specified amount;

●	One-time charges that were not foreseen in the operating plan and where the related savings are outside of the plan period;

●	The impact of any share repurchases that are in excess of buyback amounts reflected in the original operating plan;

●

Extraordinary events which are outside of management’s control to the extent that the actual impact differs from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);

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●	Changes in accounting practices to make figures comparable to the original operating plan; and

●	Tax expense on adjusted earnings and cash tax differences in excess of 5% of targets (positive or negative).

In addition, as PRSU terms do not expressly account for abnormally high currency volatility, the HR Committee uses a constant currency methodology for all PRSU grants. Using this methodology, performance is measured at actual foreign currency rates within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best drives management performance.

Stock options

All options granted in 2019 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2019 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company’s share price, options do not contain additional performance goals.

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2019, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of stock options to be granted.

TRSUs

2019 long-term incentive awards included a component of TRSUs to increase retention. These TRSUs are scheduled to vest in 2022, subject to award terms and conditions. While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation. None of our named executive officers received TRSUs as a special award in 2019.

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2019 Named Executive Officer Compensation and Key Accomplishments

The following section provides information about each individual named executive officer’s 2019 performance and compensation. The tables in this section help show how we pay for performance. In the tables below, long-term incentive award performance is reflected at target since these awards will vest in the future.

James C. Smith

Former President and Chief Executive Officer

Jim Smith was President & Chief Executive Officer from January 1, 2012 through March 14, 2020. Effective March 15, 2020, he is Chairman of the Thomson Reuters Foundation. Prior to serving as our President & Chief Executive Officer, Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson.

2019 performance

Under Mr. Smith’s leadership, 2019 was our first full year of operations since selling a majority interest in our former Financial & Risk business (F&R, which is now known as Refinitiv) and restructuring our company into customer-focused segments. Our new structure moved decision making closer to the customer while allowing us to improve service offerings to our customers.

We also accomplished the following under Mr. Smith’s leadership in 2019:

•

We spent over half of the $2 billion investment fund that we set aside from the proceeds of the F&R transaction in 2018 on acquisitions. Our 2019 acquisitions, which included Confirmation and HighQ, were primarily for cloud-based software businesses that help our customers work more effectively with their customers. We also acquired FC Business Intelligence, a global events specialist that delivers high-end conferences and exhibitions to businesses in diverse sectors.

•

In August 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (at the time of announcement). As a potential future shareholder of LSEG, we believe the transaction provides a balance for our company between the ability to benefit from additional long-term value creation and the ability to monetize our investment over time. The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020.

•	Thomson Reuters continued to evolve into a business information software and services leader.

2019 compensation

	Target Total Direct Compensation (2018)		Target Total Direct Compensation (2019)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$1,600,000	–	$1,600,000	–	12%	–
Annual incentive award	$3,200,000	200%	$3,200,000	200%	–	23%
Long-term incentive awards	$8,800,000	550%	$8,800,000	550%	–	65%
Total	$13,600,000	–	$13,600,000	–	12%	88%

Base salary: Mr. Smith’s base salary was unchanged in 2019.

Annual incentive award: Mr. Smith’s 2019 annual incentive award had a payout of approximately 124% of target based on financial performance.

Long-term incentive awards: Mr. Smith’s 2019 award grant (based on 2018 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

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Stephane Bello

Former Chief Financial Officer

Mr. Bello was Chief Financial Officer from January 1, 2012 through March 14, 2020. He is currently Vice Chairman and President, Enterprise Centre, of Thomson Reuters. Prior to serving as our Chief Financial Officer, Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors.

2019 performance

Under Mr. Bello’s leadership, 2019 was the eighth consecutive year that we met or exceeded the performance metrics in our external financial outlook, which was originally communicated in February and raised in August with respect to certain performance measures.

Revenues for our company increased 7% in total and 8% in constant currency in 2019 due to growth in recurring revenues and new revenues in our Reuters News business for providing news and editorial content to Refinitiv under the 30-year agreement signed in October 2018. On an organic basis, revenues increased 4% in 2019 due to demand for our artificial intelligence powered solutions, more market opportunities generated from our new customer facing organizational structure, and greater price realization reflecting our premium offerings and continuously enhanced solutions.

In 2019, we continued to have a disciplined capital strategy that is aligned with our business strategy. Under Mr. Bello’s leadership, we remained focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders.

In connection with announcing full-year 2019 results, Thomson Reuters announced in February 2020 that our Board of Directors approved a $0.08 per share annualized increase in the dividend to $1.52 per common share (representing the 27th consecutive year of dividend increases).

2019 compensation

	Target Total Direct Compensation (2018)		Target Total Direct Compensation (2019)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$1,000,000	–	$1,000,000	–	24%	–
Annual incentive award	$1,250,000	125%	$1,250,000	125%	–	29%
Long-term incentive awards	$2,000,000	200%	$2,000,000	200%	–	47%
Total	$4,250,000	–	$4,250,000	–	24%	76%

Base salary: Mr. Bello’s base salary was unchanged in 2019.

Annual incentive award: Mr. Bello’s 2019 annual incentive award had a payout of approximately 124% of target based on financial performance.

Long-term incentive awards: Mr. Bello’s 2019 award grant (based on 2018 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

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Michael Friedenberg

President, Reuters News

Mr. Friedenberg has been President, Reuters News since December 2018. Previously, Mr. Friedenberg served as global Chief Executive Officer of IDG Communications, a media, data and services firm from November 2013 to October 2017. Before that, Mr. Friedenberg held senior executive positions with IDG Communications US and IDG Enterprise from November 2009 to November 2013. Mr. Friedenberg also held senior executive positions from CXO Media and CXO Media & Network World from June 2005 to November 2009.

2019 performance

Under Mr. Friedenberg’s first full year as President of Reuters News:

●

Revenues for the segment significantly increased due to new revenues from providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Organic revenues also increased.

●

Reuters News remained committed to world-class journalism. With the Thomson Reuters Trust Principles as its foundation, Reuters News won two Pulitzer Prizes amongst more than 180 award recognitions in 2019.

●

Reuters News continued to build a world-class business to align with its world-class journalism. In 2019, Reuters News invested in growing Reuters Connect, developing artificial intelligence (AI) capabilities, redefining its Consumer proposition, improving its video and social capabilities. Reuters News also acquired FC Business Intelligence, which is now known as Reuters Events.

2019 compensation

	Target Total Direct Compensation (2018)		Target Total Direct Compensation (2019)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$750,000	–	$850,000	–	27%	–
Annual incentive award	$937,500	125%	$1,062,500	125%	–	33%
Long-term incentive awards	$1,125,000	150%	$1,275,000	150%	–	40%
Total	$2,812,500	–	$3,187,500	–	27%	73%

Base salary: Mr. Friedenberg base salary was increased in 2019, as contemplated when he joined our company in 2018.

Annual incentive award: Mr. Friedenberg’s 2019 annual incentive award had a payout of approximately 124% of target based on financial performance.

Long-term incentive awards: Mr. Friedenberg’s 2019 award grant (based on 2018 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

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Brian Peccarelli

Chief Operating Officer, Customer Markets

Mr. Peccarelli has been Chief Operating Officer, Customer Markets since June 2018. Prior to June 2018, Mr. Peccarelli was President of the Tax & Accounting business for seven years. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer.

2019 performance

In 2019, Mr. Peccarelli continued to oversee our customer-facing Legal Professionals, Tax & Accounting Professionals and Corporates segments in his role as Chief Operating Officer, Customer Markets. Our “big 3” segments grew 5% organically in 2019 under Mr. Peccarelli’s leadership.

For the first three quarters of 2019, Mr. Peccarelli also led the Legal Professionals segment until a new president for that business was appointed.

In 2019, Mr. Peccarelli continued to place a strong emphasis on operating performance, driving a culture of accountability. He has been a champion of Thomson Reuters’ new ways of working and has spearheaded an agile operating environment in the company.

Mr. Peccarelli continues to provide leadership for our evolution into a business information software and services leader which envisions leveraging our core capabilities in content and technology, bringing our solutions together for our customers, and building an open ecosystem where legal, tax and accounting professionals collaborate and transact.

2019 compensation

	Target Total Direct Compensation (2018)		Target Total Direct Compensation (2019)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$750,000	–	$750,000	–	27%	–
Annual incentive award	$937,500	125%	$937,500	125%	–	33%
Long-term incentive awards	$1,125,000	150%	$1,125,000	150%	–	40%
Total	$2,812,500	–	$2,812,500	–	27%	73%

Base salary: Mr. Peccarelli’s base salary was unchanged in 2019.

Annual incentive award: Mr. Peccarelli’s 2019 annual incentive award had a payout of approximately 124% of target based on financial performance.

Long-term incentive awards: Mr. Peccarelli’s 2019 award grant (based on 2018 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

The HR Committee decided to increase the percentage of base salary of Mr. Peccarelli’s 2020 annual and long-term incentive awards due to the scope of his role and to position his compensation more appropriately against the market. The HR Committee focused on providing this increase solely through aspects of Mr. Peccarelli’s incentive compensation that is linked to company and share price performance. Mr. Peccarelli’s target 2020 annual incentive award was increased to 175% of his base salary and his target 2020 long-term incentive award was increased to 200% of his base salary.

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Neil Masterson

Chief Operating Officer, Operations & Enablement

Mr. Masterson has been Chief Operating Officer, Operations & Enablement since June 2018 and plans to leave Thomson Reuters on July 31, 2020. Prior to June 2018, Mr. Masterson was Executive Vice President & Chief Transformation Officer for five years and also led the former Enterprise Technology & Operations organization for two years. Mr. Masterson joined Thomson in 2002 and has held a number of key leadership positions within the organization, including Managing Director of the Investors segment of F&R and Vice President, Treasury and Corporate Planning for Thomson Reuters. Prior to joining Thomson, Mr. Masterson spent two years at Reuters as Senior Vice President of Business Development.

2019 performance

Under Mr. Masterson’s leadership in 2019:

●

Operations & Enablement established several new enterprise functions and operating rhythms, including Commercial Excellence, One Marketing and Global Content Operations. Operations & Enablement built its talent to execute on its strategy – developing internally and supplementing externally with key leadership appointments, including a new Chief Information Security Officer, Chief Marketing Officer, Chief Digital Officer and Chief Strategy Officer.

●

Critical to getting closer to our customers and enabling our sales efforts were improvements delivered through Operations & Enablement’s Commercial Excellence efforts. We made strides to simplify sales incentive plans and redesign cross-sell referral bonus programs, streamlined onboarding processes and introduced new sales readiness and training for product launches. We rolled out a pre-sales support program for sales leaders, embedded operational support teams and published commercial playbooks. Operations & Enablement also developed 360-degree views of the customer for the sub-segments.

●

Operations & Enablement also focused on digital transformation, Thomson Reuters’ technology strategy, integrating acquired businesses, and continuing to exit transition services agreements between Thomson Reuters and Refinitiv.

2019 compensation

	Target Total Direct Compensation (2018)		Target Total Direct Compensation (2019)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$750,000	–	$750,000	–	27%	–
Annual incentive award	$937,500	125%	$937,500	125%	–	33%
Long-term incentive awards	$1,125,000	150%	$1,125,000	150%	–	40%
Total	$2,812,500	–	$2,812,500	–	27%	73%

Base salary: Mr. Masterson’s base salary was unchanged in 2019.

Annual incentive award: Mr. Masterson’s 2019 annual incentive award had a payout of approximately 124% of target based on financial performance.

Long-term incentive awards: Mr. Masterson’s 2019 award grant (based on 2018 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

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Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. Some of our longer service executives, including Messrs. Smith and Bello, have a supplemental executive retirement plan (SERP) which provides a vested pension benefit as a percentage of final salary based on meeting service and age criteria. We no longer offer SERPs to new executives. For more information about retirement and other pension benefits provided to each named executive officer, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2019 consisted of:

●

Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.

●

Use of company automobiles – this benefit was available to Mr. Smith, who was entitled to use a car and driver while CEO, which allowed him to devote additional time to Thomson Reuters business. Mr. Hasker is currently entitled to a similar benefit.

●

Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a limited number of professional advisors who are familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

We offer a package of expatriate benefits to all employees on a company-initiated long-term assignment to a foreign location. These benefits are typically provided in our industry when companies ask their executives to work outside of their home country. Standard benefits for our executives include a housing allowance (if home sale assistance is not provided), a cost of living allowance for relocations between certain countries, health and welfare benefits, shipping and storage costs, tax equalization, tax preparation services and an annual home leave. Mr. Smith is currently on an expatriate assignment in Canada and plans to relocate back to the United States in 2020, now that he is no longer our CEO. Mr. Bello was on an expatriate assignment in Canada from 2017 through part of 2020 while serving as CFO. Mr. Bello is currently on an expatriate assignment in Switzerland. Mr. Masterson was on an expatriate assignment in Switzerland from 2017 through the first half of 2019.

In connection with their relocations to Toronto in April 2017, our company entered into international assignment agreements with Messrs. Smith and Bello. While serving as our CEO and CFO, Messrs. Smith and Bello were not provided with housing allowances, nor were they provided cost of living allowances related to working in Canada. We agreed to provide Messrs. Smith and Bello with home sale assistance in connection with their 2017 relocations to Toronto, as discussed in note 6 to the Summary Compensation Table. If Mr. Smith or Mr. Bello voluntarily resigns from our company before May 1, 2020, they will have certain repayment obligations to our company related to expatriate-related payments, allowances and reimbursements received in connection with their assignment.

While on his expatriate assignment, we provided Mr. Masterson with a housing allowance (as home sale assistance was not provided to him), a cost of living allowance and a car allowance. Mr. Masterson relocated to New York effective in July 2019 and he was provided standard relocation benefits in connection with his move.

We are currently providing Mr. Bello with a housing allowance and a car allowance and are considering a cost of living allowance as part of his expatriate assignment in Switzerland. As discussed in the “Termination Benefits” section of this circular, in connection with his relocation from Canada to Switzerland, we agreed to reimburse Mr. Bello for closing costs related to the sale of his home in Toronto.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 75

Insurance Policies

Our company provides life insurance to certain employees. Our U.S. employees are provided with group life insurance in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Messrs. Smith, Bello, Peccarelli, Masterson and Friedenberg are eligible for this benefit.

Our Canadian employees are provided with life insurance coverage equal to 1.5 times their base salary up to C$1,000,000. Employees may increase this coverage at their expense. Mr. Hasker and Mr. Eastwood are eligible for this benefit.

Termination Benefits

Each of our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for annual and off-cycle awards. The following describes our current policy.

Annual grants of long-term incentive awards are typically approved at the Board’s meeting in March of each year. In certain years, grants have occurred later in the year.

Under the equity grant policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the 10th day of each month.

New hire awards are made on the 10th day of the month following the month in which the grantee commenced employment with Thomson Reuters.

Promotion-related awards are made on the 10th day of the month following the month in which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the 10th day of the month following the month when the closed period ended, or when we are no longer in possession of material nonpublic information.

If the 10th day of the month is not a business day, then the applicable award is made on the next business day that follows the 10th.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Our directors and executive officers are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type including, but not are limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Page 76    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Cumulative Value of a US$100 Investment

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 77

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2015 to December 31, 2019), the total shareholder return of our U.S. and Canadian dollar denominated common shares was approximately 106% and 130%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was higher than the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was higher than the S&P/TSX Composite Index.

In the graph below, values for 2018 for our named executive officers are higher than other years as they included special TRSU grants related to executive promotions for two executives and a sign-on grant for one executive. These TRSU grants are not part of an executive’s regular annual compensation.

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.

Page 78    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Executive Compensation

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of compensation realizable by our named executive officers.

					Non-equity incentive plan compensation ($)	Pension value ($)[5]	All other compensation ($)[6]	Total compensation ($)

Name and principal position	Year	Salary ($)[1]	Share- based awards ($)[2]	Option- based awards ($)[3]	Annual incentive plans[4]
James C. Smith Former President and Chief Executive Officer	2019	1,600,000	6,600,011	2,200,000	3,979,840	(96,000)	39,154	14,323,005
	2018	1,600,000	4,400,015	4,400,003	4,139,520	(92,000)	37,571	14,485,109
	2017	1,600,000	4,400,004	4,400,001	2,996,800	(57,000)	1,095,178	14,434,983
Stephane Bello Former Chief Financial Officer	2019	1,000,000	1,500,010	500,003	1,554,625	137,000	40,823	4,732,461
	2018	1,000,000	1,000,005	1,000,001	1,697,850	167,000	38,612	4,903,468
	2017	1,000,000	1,000,014	1,000,002	1,170,625	180,000	589,202	4,939,843
Michael Friedenberg President, Reuters News	2019	806,438	843,776	281,256	1,253,709	–	51,469	3,236,648
	2018	59,589	5,000,025	–	100,177	–	500,569	5,660,360
	2017	–	–	–	–	–	–	–
Brian Peccarelli Chief Operating Officer, Customer Markets	2019	750,000	843,776	281,256	1,165,969	39,000	33,129	3,113,130
	2018	700,356	4,511,535	562,502	1,236,256	43,000	31,979	7,085,628
	2017	630,000	315,008	315,002	919,958	38,000	31,154	2,249,122
Neil Masterson Chief Operating Officer, Operations & Enablement	2019	750,000	843,776	281,256	1,165,969	31,000	31,361	3,103,362
	2018	698,288	4,511,535	562,502	1,185,588	35,000	41,146	7,034,059
	2017	625,000	312,512	312,503	768,223	31,000	30,285	2,079,523

1	2018 base salary information for Mr. Friedenberg in this table reflects amounts earned from his start date at our company (December 3, 2018) through year-end.

2	Share-based awards reflect the grant date fair value of RSUs granted as long-term incentive awards in 2019, 2018 and 2017. In addition, these amounts include RSUs that were granted to some of our named executive officers as special awards (which are not part of typical annual compensation). No special awards were granted to our named executive officers in 2019. The grant date fair value of all 2019, 2018 and 2017 awards were based on the closing price of our common shares on the NYSE on the date prior to the grant date. Additional information about our long-term incentive awards and special RSU grants is provided in the “Compensation Discussion and Analysis” section of this circular.

3	For options granted in 2019, 2018 and 2017, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. The grant date fair value of stock options granted in 2019, 2018 and 2017 was the same as the accounting fair value of those stock options. Additional information is provided in note 26 of our 2019 annual consolidated financial statements, which are included in our 2019 annual report. The following table provides additional information about options granted to named executive officers in the last three years.

Grant Date	Grant Date Fair Value and Accounting Fair Value (per option)	Applicable Share Price	Black- Scholes Valuation
March 6, 2019	$5.64	$54.36	10.38%
June 6, 2018	$4.13	$39.49	10.46%
March 1, 2017	$3.73	$42.30	8.82%

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2019 is set forth in the “Incentive Plan Awards” subsection that follows later in this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 79

4	Annual cash incentive payouts are with respect to performance during 2019, 2018 and 2017. Payouts were made in the first quarter of 2020, 2019 and 2018, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

5	Pension value represents the compensatory portion of the change in the accrued pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

6	We provided Messrs. Smith and Bello with home sale assistance in connection with their relocations to Toronto in 2017. Messrs. Smith and Bello were unable to sell their homes in the United States after making reasonable efforts and they subsequently sold their homes to a third party relocation firm engaged by our company based on an independently appraised value. We also provided Messrs. Smith and Bello with home purchase assistance for applicable closing costs, commissions and related taxes in connection with each of them purchasing a residence in the Toronto area. The amounts reflected in this column for 2017 for these one-time benefits are $1,044,962 for Mr. Smith and $549,421 for Mr. Bello and include associated gross-ups. These amounts for Messrs. Smith and Bello include the difference between the relocation firm’s purchase price and the amount received from the subsequent sale of their homes at a loss, net of all applicable costs and expenses.

All other compensation for 2019 for our named executive officers also includes the following perquisites:

●	For Mr. Smith, tax and financial planning advice of $18,305;
●	For Mr. Bello, executive physicals of $11,494 and tax and financial planning advice of $18,305;
●	For Mr. Friedenberg, tax and financial planning advice of $18,349;
●	For Mr. Peccarelli, tax and financial planning advice of $22,105; and
●	For Mr. Masterson, tax and financial planning advice of $18,305.

All other compensation for 2018 for Mr. Friedenberg includes a special cash sign-on bonus of $500,000 in connection with joining our company in December 2018.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Mr. Smith did not receive additional compensation for serving on our Board of Directors.

Page 80    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2019. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2019 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2019. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
James C. Smith	779,070	$36.63	3/3/2026	$27,244,078	352,023	$25,204,847	–
	1,179,625	$42.30	3/1/2027	$34,563,013
	1,065,376	$39.49	6/6/2028	$34,209,223
	390,071	$54.36	3/6/2029	$6,724,824
Stephane Bello	72,675	$36.63	3/3/2026	$2,541,445	80,004	$5,728,286	–
	134,049	$42.30	3/1/2027	$3,927,636
	181,599	$39.49	6/6/2028	$5,831,144
	88,653	$54.36	3/6/2029	$1,528,378
Michael Friedenberg	49,868	$54.36	3/6/2029	$859,724	83,541	$5,981,536	–
Brian Peccarelli	22,239	$36.63	3/3/2026	$777,698	142,424	$10,197,558	–
	42,226	$42.30	3/1/2027	$1,237,222
	136,199	$39.49	6/6/2028	$4,373,350
	49,868	$54.36	3/6/2029	$859,724
Neil Masterson	22,711	$36.63	3/3/2026	$794,204	142,360	$10,192,976	–
	41,891	$42.30	3/1/2027	$1,227,406
	102,150	$39.49	6/6/2028	$3,280,037
	49,868	$54.36	3/6/2029	$859,724

The closing price of our common shares on December 31, 2019 on the NYSE was $71.60. During 2019, the high and low closing prices for our common shares on the NYSE were $72.76 and $46.87, respectively.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 81

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2019, based on the closing price of our common shares on the NYSE on that day. RSU amounts below include additional units received from notional dividend equivalents. In 2019, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Smith – 7,738; Mr. Bello – 1,757; Mr. Friedenberg – 2,168; Mr. Peccarelli – 3,131 and Mr. Masterson – 3,129. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs(#)*	Value ($)*
James C. Smith	156,966	195,057	352,023	$25,204,847
Stephane Bello	35,673	44,331	80,004	$5,728,286
Michael Friedenberg	72,961	10,580	83,541	$5,981,536
Brian Peccarelli	123,805	18,619	142,424	$10,197,558
Neil Masterson	123,805	18,555	142,360	$10,192,976

* Assumes vesting of PRSUs at the target amount (100%).

Incentive Plan Awards – Value Vested or Earned in 2019

The following table sets forth information regarding incentive plan awards that vested or were earned in 2019. The dollar value of share-based awards (PRSUs and TRSUs) reflects the number of units vested multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2019. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation –value earned during the year ($)
James C. Smith	16,138,702	7,063,443	3,979,840
Stephane Bello	3,951,196	4,013,352	1,554,625
Michael Friedenberg	–	2,385,807	1,253,709
Brian Peccarelli	1,458,835	2,396,495	1,165,969
Neil Masterson	1,411,600	4,711,979	1,165,969

Equity Compensation Plan Information

The following table provides information as of December 31, 2019 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
Stock options	5,073,733	$42.36		–
TRSUs	2,418,945	N/A	[1]	–
PRSUs	869,327	N/A	[1]	–
Total	8,362,005	–		12,703,952
Equity compensation plans not approved by security holders	–	–		–
Total	8,362,005	–		12,703,952

1	Unlike stock options, RSUs do not have an applicable exercise price.

Page 82    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: General Counsel, Corporate & Securities, 677 Washington Boulevard, 9th Floor, Stamford, Connecticut 06901, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans and reflect the impact of the share consolidation (reverse stock split) described in Appendix A. Our director compensation plan is described in the “About Our Directors – Director Compensation and Share Ownership” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Defined Benefit Pension Plans

Messrs. Smith, Bello, Peccarelli and Masterson participate in a broad based, U.S. defined benefit pension plan which has been closed to new participants since 2006. The plan is funded by one of our wholly-owned U.S. subsidiaries and is qualified under U.S. federal income tax laws. Benefits under the plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Code. In 2019, the eligible compensation limit was $280,000 and the maximum annual benefit limit under the pension plan was $225,000.

Mr. Eastwood also participates in the U.S. defined benefit pension plan described above. Mr. Hasker does not participate in a defined benefit pension plan.

Defined Contribution Plans

Each of our named executive officers participates in a 401(k) retirement savings plan, which provides for company matching contributions to amounts contributed by each of them to the plan. Participating employees can contribute up to 50% of their eligible compensation on a combined before-tax or after-tax basis. For participants in a U.S. defined benefit pension plan (Messrs. Smith, Bello, Peccarelli and Masterson), the amount of company matching contributions is 50% of the first 6% of eligible compensation that is contributed by the participant. Employees who do not participate in a U.S. defined benefit pension plan (such as Mr. Friedenberg) receive company matching contributions equal to 100% of the first 4% of eligible compensation that they contributed. The maximum before-tax and/or Roth 401(k) contribution that could be made by each of them in 2019 was $19,000 per year (or $25,000 per year for participants age 50 and over).

Mr. Hasker and Mr. Eastwood participate in a Canadian defined contribution pension plan (DCPP). Our company will contribute 15% of each of their base salary to their individual DCPP account, up to the Canada Income Tax Act (ITA) contribution limit (C$27,830 in 2020). Once the ITA limit is reached, the 15% allocation will continue in a Supplemental Retirement Plan (SRP), where a notional account will be tracked and held in the executive’s name. There is no cap to the dollar value that can be allocated to the SRP.

Retirement Plus Plans

We provide a supplemental benefit to Messrs. Smith, Bello, Peccarelli and Masterson through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Messrs. Smith, Bello, Peccarelli and Masterson receive allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. In 2019, the IRS compensation limit was $280,000. As a result, Messrs. Smith, Bello, Peccarelli and Masterson received allocations of $1,156, $1,003, $1,194 and $358, respectively, in 2019 under this plan. Amounts under this plan are paid from our general assets.

We provide a supplemental benefit to Mr. Friedenberg through a separate “retirement plus” plan which is an unfunded, non-qualified defined contribution plan. Mr. Friedenberg receives a 4% allocation of his base salary over the IRS eligible

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compensation limit. As a result, Mr. Friedenberg’s received an allocation of $20,954 in 2019 under this plan. There is no maximum annual “retirement plus” plan compensation limit for this plan. Amounts under this plan are also paid from our general assets. Mr. Masterson previously participated in this plan when he was employed by our former Financial business. Mr. Masterson ceased participating in that plan at the end of 2005 and has not received allocations to that plan since 2006.

SERPs

As an important retention tool, we provided Messrs. Smith and Bello with a supplemental executive retirement plan (SERP). SERPs require participants to achieve certain years of service with our company and meet specified age requirements in order to receive benefits. Messrs. Smith’s and Bello’s SERPs are unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by Messrs. Smith and Bello under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Messrs. Smith and Bello are currently vested in their SERP benefits.

The combined annual benefit under the pension plan, retirement plus plan and SERP for Messrs. Smith and Bello is a pension equal to a percentage of their final base salary, following vesting and commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Mr. Smith and 50% for Mr. Bello. For Messrs. Smith and Bello, the terms of their SERPs provide that the benefit amount will be reduced by 5% for each year by which retirement precedes age 62. Please see the “Termination Benefits” section of this circular for additional information regarding the treatment of their respective SERPs in connection with their contemplated retirements from our company in 2021. In certain circumstances, each of Messrs. Smith and Bello will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

In April 2019, we established a grantor trust, commonly referred to as a “rabbi trust”, with an independent trustee for the purpose of funding SERP benefits in the event of a payment failure. Various former senior executives who currently have SERP arrangements are covered by this new rabbi trust along with Messrs. Smith and Bello. Some of our other former senior executives with SERPs have had rabbi trusts for some time. Messrs. Smith, Bello and other beneficiaries have no rights to any assets held by the new rabbi trust, except as general creditors. The grantor trust arrangement was approved by the HR Committee.

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers. Mr. Friedenberg does not participate in a defined benefit plan.

		Annual benefits payable ($)[1,2]

Name	Number of years credited service (#)	At year end	At age 65	Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non- compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]
James C. Smith	37.25	960,000	960,000	13,384,000	(96,000)	1,719,000	15,007,000
Stephane Bello	18.42	500,000	500,000	6,314,000	137,000	992,000	7,443,000
Brian Peccarelli	21.00	85,000	106,000	842,000	39,000	172,000	1,053,000
Neil Masterson	17.58	69,000	120,000	426,000	31,000	132,000	589,000

1	Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively. Benefits are calculated based on pensionable earnings used for the 2019 actuarial valuations, projected to retirement for the accrued obligation calculations. Benefits are also based on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date.
2	Annual benefits at age 65 for SERP participants are the same at year-end since the benefit under the SERP plan is not service-related. Reported benefit amounts are the amounts payable as joint and survivor annuities.
3	The accrued obligation represents the value of the projected pension benefit from the pension plan, Retirement Plus plan and the SERPs, earned for all service through December 31, 2018 (measurement date for 2018 year-end disclosure). The key assumptions include a discount rate of 4.35%, a rate of compensation increase of 3.50% and the RP2018 mortality table with MP2018 generational improvement scale.
4	The amount shown above includes service cost (with interest to end of year) plus plan changes and differences between actual and estimated earnings.
5	The amount shown above includes the interest cost on the accrued obligation and the impact of the change in discount rate from 4.35% to 3.40% and the change in mortality table to the Pri2012 mortality table with MP2019 generational improvement scale.
6	The accrued obligation represents the estimated value of the projected pension benefit from the pension plan, Retirement Plus plan and the SERPs, earned for all service through December 31, 2019 (measurement date for 2019 year-end disclosure). The key assumptions for the SERP include a discount rate of 3.40%, a rate of compensation increase of 3.50% and the Pri2012 mortality table with MP2019 generational improvement scale.

Page 84    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Termination Benefits

Potential Payments upon Termination

Our change in control benefits for named executive officers require a “double trigger”. We do not gross up taxes related to termination and no severance is provided for terminations for cause.

Agreements with named executive officers and Mr. Hasker

We have entered into agreements with Messrs. Smith, Hasker, Bello and Friedenberg that relate to potential payments to each of them upon termination of employment. We also recently signed a separation agreement with Mr. Masterson, whose last day of employment with our company will be on July 31, 2020. The discussion below is qualified by the summaries of those agreements which are provided later in this section.

Severance payments

Each of our named executive officers (as well as Mr. Hasker and Mr. Eastwood) would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

Annual incentive awards

Pursuant to award terms and conditions, 2020 annual incentive awards would be treated as follows in the event of termination:

Termination Event	Award Treatment
Voluntary termination	Forfeited if this occurs on or prior to February 26, 2021, subject to applicable law.
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	If this occurs between January 1, 2020 and December 31, 2020, an award payout will be made to the executive that is pro-rated through the date of termination based on the executive’s target award and modified only by the Business Performance Factor (BPF) for the 2020 performance period. Payment will be made in or about March 2021 following the completion of the 2020 performance period.
Sale of the executive’s business	Thomson Reuters may (without the consent of the executive) assign all or part of its award payment obligation to make payments under the annual incentive plan or for a third party purchaser to substitute a substantially similar award for the executive and other participants whose business is being acquired.
Retirement (Normal Retirement or Early Retirement), Disability or Death	Forfeited, if this occurs between January 1, 2020 and June 30, 2020. If this occurs between July 1, 2020 and December 31, 2020, an award payout that is pro-rated through the date of termination based on the executive’s target award will be made to the executive as soon as administratively practicable following the occurrence of the event.

If an executive’s employment is terminated for any reason other than voluntary termination, for poor performance or for Cause (i) between January 1, 2021 and February 26, 2021 but before award payouts are made, an award payout based on the executive’s target award, modified only by the BPF for the 2020 performance period, will be made on the payment date in 2021; and (ii) between February 27, 2021 and the payment date in 2021, an award payout based on the executive’s target award, modified by the BPF and the Individual Performance Factor (IPF) for the 2020 performance period, will be made on the payment date in 2021.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 85

Stock options

Pursuant to award terms and conditions, stock options would be treated as follows in the event of termination:

Termination Event	Vested Options	Unvested Options	Exercise Period

Voluntary termination	Remain exercisable	Forfeited	The earlier of 3 months from the termination date or the grant expiration date.

Involuntary termination for poor performance or for Cause	Forfeited	Forfeited	N/A

Involuntary termination not for poor performance or without Cause	Remain exercisable	One additional vesting period (standard vesting is 25% in each of the first four years of the award) is accelerated and exercisable upon termination and the remaining unvested options are forfeited.	The earlier of 3 months from the termination date or the grant expiration date.

Sale of the holder’s business	Remain exercisable	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested options.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming options or substituting similar awards)	Remain exercisable	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control (as described below)); otherwise, the options continue to vest on the original vesting date(s) subject to continuous employment.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

Normal Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Normal Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Normal Retirement or expiration of the option. Options outstanding for less than 7 years: 7 years from the grant date.

Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement; provided that the options have been outstanding for at least six months when Early Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	The earlier of 1 year from the Early Retirement date or the grant expiration date.

Disability	Remain exercisable	Fully vested	1 year

Death	Remain exercisable	Fully vested	1 year

Page 86    Management Proxy Circular and Notice of Annual Meeting of Shareholders

TRSUs

Pursuant to award terms and conditions, TRSUs would be treated as follows in the event of termination:

Termination Event	Unvested TRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days from the grant date to the termination date). Vesting would occur on the termination date. The remaining TRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested TRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming TRSUs or substituting similar awards)	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control); otherwise, the TRSUs would become vested on the scheduled vesting date(s), subject to continuous employment.

Normal Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Normal Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.

Early Retirement	Pro rata vesting based on active service as an employee (measured in calendar days) during the award period if the TRSUs have been outstanding for at least six months when Early Retirement occurs. Vesting would occur on the termination date. If the TRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested

Death	Fully vested

PRSUs

Pursuant to award terms and conditions, PRSUs would be treated as follows in the event of termination:

Termination Event	Unvested PRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s). The remaining PRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested PRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming PRSUs or substituting similar awards)

If a Change of Control occurs during first two years of the three year performance period, PRSUs will be converted to TRSUs at 100% of target performance and become vested on the original vesting date.

If a Change of Control occurs during year three of the three year performance period, PRSUs will be converted to TRSUs based on estimated performance and become vested on the original vesting date.

“Double trigger”—if a holder ceases to be an employee as a result of involuntary termination not for poor performance or without Cause within two years following a Change of Control, then all of the holder’s outstanding TRSUs (which were converted from PRSUs at the time of the Change of Control) shall become fully vested on the date that the holder ceased to be an employee.

Normal Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Normal Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Early Retirement	Pro rata vesting on the scheduled vesting date(s) based on active service as an employee (measured in calendar days) during the performance period (and as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Early Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Death	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 87

A “Change of Control” for purposes of our incentive plan awards would occur in the following circumstances: (i) all or substantially all of the assets of our company are sold, assigned or transferred other than to a subsidiary; (ii) a change in a majority of our Board members; (iii) 50% or more of our company’s outstanding voting securities are acquired by someone other than Woodbridge; or (iv) a going private transaction results in Woodbridge owning more than 50% of our company’s outstanding voting securities.

The Change of Control treatment described in the tables above is based on the surviving, successor or acquiring company assuming our outstanding incentive plan awards or substituting similar options or awards for our outstanding incentive plan awards. If the surviving, successor or acquiring company does not assume our outstanding incentive plan awards or substitute similar options or awards for our outstanding incentive plan awards, or our Board otherwise determines, our incentive plan awards will generally vest.

In the event of a Change of Control, our Board also has the power to (i) modify the terms of our annual incentive awards as it considers fair and appropriate to participants; (ii) modify the terms of our annual incentive awards to assist participation in the actual or potential Change of Control event; or (iii) terminate annual incentive awards not exercised or settled following the Change of Control.

For pensions, Messrs. Smith, Bello, Peccarelli and Masterson would not be entitled to incremental pension-related payments or benefits in connection with a termination of employment. Information regarding their pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular.

For benefits, each named executive officer would be entitled to continuation of executive physicals, tax, financial planning and outplacement assistance and continuation of generally available health and welfare benefits during the applicable period following termination.

Messrs. Smith, Bello and Peccarelli are currently eligible for early retirement under the U.S. defined benefit pension plan. However, under the terms and conditions of their outstanding equity awards, Mr. Smith is currently eligible for early retirement as he is age 60 and Mr. Bello and Mr. Peccarelli will be eligible for early retirement when each of them reach age 60.

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits. Each named executive officer has agreed to a set of restrictive covenants (e.g., non-compete, non-solicit, non-disparagement and confidentiality obligations) as part of PRSU, TRSU and/or stock option award terms and conditions.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies.

Agreement with Mr. Smith

Mr. Smith agreed to serve as Chairman of Thomson Reuters Foundation and Special Advisor to the CEO from March 15, 2020 through July 12, 2021. Mr. Smith is not entitled to severance pay if he retires or voluntarily terminates his employment prior to July 12, 2021. However, if our company terminates his employment without cause prior to July 12, 2021, he will receive the remainder of his base salary through that date in a lump sum payment and his equity awards and annual bonus will be treated as though he reached full Normal Retirement under the applicable incentive plans and award agreements.

Mr. Smith will turn 62 on July 12, 2021 and will be eligible for Normal Retirement as of that date. Mr. Smith’s SERP benefit (which is discussed earlier in this circular) will also be calculated as though he is age 62 if he is terminated by our company without cause or his employment terminates due to death or disability prior to July 12, 2021. If that occurs, there will not be application of a reduction factor under his SERP. Under such circumstances, Mr. Smith will be deemed fully vested in his SERP and eligible to receive full SERP benefits and post-retirement health insurance under his SERP.

Mr. Smith has agreed with our company to retain specified minimum levels of ownership interests in Thomson Reuters equity through July 12, 2022 (one year after his anticipated retirement date on July 12, 2021).

Page 88    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Agreement with Mr. Bello

Mr. Bello agreed to serve as Vice Chairman & President, Enterprise Centre based in Switzerland from March 15, 2020 through March 15, 2021. Mr. Bello is not entitled to severance pay if he retires or voluntarily terminates his employment prior to March 15, 2021. However, if our company terminates his employment prior to March 15, 2021 without cause or due to his death or disability, he will receive his 2020 annual incentive award bonus based on his individual performance and Thomson Reuters performance, and such bonus will be paid when Thomson Reuters employees receive their annual incentive bonus payments in March 2021. In all other respects, Mr. Bello’s 2020 annual incentive award will be subject to the terms and conditions of the plan.

Mr. Bello’s long-term incentive awards will be treated as though he reached Normal Retirement age as March 15, 2021. On his contemplated retirement date of March 15, 2021, Mr. Bello will be age 60. If Mr. Bello is terminated by our company without cause or his employment terminates due to his death or disability, his long-term incentive awards will be treated in accordance with their terms except that if our company terminates his employment without cause, his awards will not be pro-rated. In all other respects, his awards will be subject to award terms and conditions.

Mr. Bello’s SERP benefit (which is discussed earlier in this circular) will be calculated as though he is age 62 as of his March 15, 2021 retirement date or if he is terminated by our company without cause or his employment terminates due to death or disability prior to March 15, 2021. If that occurs, there will not be application of a reduction factor under his SERP. Under such circumstances, Mr. Bello will be deemed fully vested in his SERP and eligible to receive full SERP benefits and post-retirement health insurance under his SERP.

In connection with his relocation from Canada to Switzerland in March 2020, we agreed to reimburse Mr. Bello for closing costs related to the sale of his home in Toronto, which are estimated to be approximately C$466,000.

Agreement with Mr. Friedenberg

We agreed with Mr. Friedenberg that his unvested PRSUs, TRSUs and stock options would vest in the event of a change of control of Reuters News and his involuntary termination due to the change of control or within 12 months of such an event (a “double trigger”). If Mr. Friedenberg is involuntarily terminated without cause (other than due to such a change of control), any unvested TRSUs from his sign-on grant will fully vest on the termination date.

Separation Agreement with Mr. Masterson

We recently signed a separation agreement with Mr. Masterson, whose last day of employment with our company will be on July 31, 2020. Mr. Masterson will receive the standard severance payment for an executive officer (24 months of salary continuation). His 2020 annual incentive award and his outstanding PRSUs, TRSUs and stock options (including those granted as part of his 2020 long-term incentive award) will be treated in accordance with standard award terms and conditions for involuntary termination without cause, as described in this section. Mr. Masterson will be entitled to continued participation in group medical, dental and vision plans during the severance period at the same cost to him as during his active service as an employee. We agreed to reimburse Mr. Masterson for a specified amount of outplacement support and reasonably incurred legal fees in connection with the review and negotiation of his separation agreement.

Mr. Masterson is subject to non-compete, non-solicit, non-disparagement and confidentiality undertakings as part of his separation agreement. The non-compete undertaking and the non-solicit undertaking are each for a one-year period. In connection with receiving severance benefits, Mr. Masterson provided a release and waiver of employment and other claims in favor of our company.

Agreement with Mr. Hasker

We agreed with Mr. Hasker that any PRSUs, TRSUs and stock options granted to him in 2020 and 2021 will vest in full in the event of his involuntary termination without cause or his resignation for good reason within 48 months of his start date with our company. Any equity awards granted to Mr. Hasker after 2021 will follow standard grant terms and conditions.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 89

Estimated incremental values

Each named executive officer may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to each named executive officer upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table.

The amounts in the table assume that:

•	The officer left our company on December 31, 2019; and

•	The price per share of our common shares on the NYSE on that date was $71.60.

	Involuntary Termination without Cause	Early Retirement	Involuntary termination for Cause or voluntary resignation	Termination for good reason	Death or Disability	Qualifying “double trigger” termination following a Change of Control[1]
James C. Smith
Severance	3,200,000	–	–	–	–	3,200,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	80,000	30,000	–	–	30,000	–
Total	3,280,000	30,000	–	–	30,000	3,200,000
Stephane Bello
Severance	2,000,000	–	–	–	–	2,000,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	80,000	30,000	–	–	30,000	–
Total	2,080,000	30,000	–	–	30,000	2,000,000
Michael Friedenberg
Severance	1,700,000	–	–	–	–	1,700,000
Equity-based compensation	4,748,452[2]	–	–	–	–	6,841,260
Pension	–	–	–	–	–	–
Benefits	80,000	–	–	–	30,000	–
Total	6,528,452	–	–	–	30,000	8,541,260
Brian Peccarelli
Severance	1,500,000	–	–	–	–	1,500,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	80,000	30,000	–	–	30,000	–
Total	1,580,000	30,000	–	–	30,000	1,500,000
Neil Masterson
Severance	1,500,000	–	–	–	–	1,500,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	80,000	–	–	–	30,000	–
Total	1,580,000	–	–	–	30,000	1,500,000

1	Payable upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control). Amounts reflected for all named executive officers relate to a Change of Control of Thomson Reuters, except for amounts reflected for Mr. Friedenberg, which relate to a Change of Control of Reuters News.
2	Reflects the incremental difference between the value of Mr. Friedenberg’s sign-on TRSU grant under general award terms and conditions (pro rata vesting based on active service as an employee between the grant date and termination date) and his arrangement described earlier in this circular (which would provide for full vesting of this award).

Page 90    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Indebtedness of Officers, Directors

and Employees

As of April 7, 2020, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. As of April 7, 2020, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries owing to Thomson Reuters or any of our subsidiaries.

Directors’ and Officers’ Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.6 million.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 91

Additional Information

Non-IFRS Financial Measures

Certain financial measures discussed in this circular, such as revenues before the impact of foreign currency, or at constant currency, free cash flow, adjusted EBITDA and the related margin, adjusted EBITDA less capital expenditures and adjusted EPS, are non-IFRS financial measures. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see the MD&A section of our 2019 annual report. Adjusted EBITDA less capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes only, are reconciled to earnings from continuing operations and net cash provided by operating activities, respectively, as disclosed and reconciled in our 2019 annual MD&A. Additionally, when we use the terms “organic” and “organically”, we are referring to our changes in revenues of our existing businesses at constant currency excluding the impacts of acquisitions, dispositions and the initial contract value of the 30-year Reuters News agreement signed on October 1, 2018, which was treated as an acquisition until October 1, 2019. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

How to Contact the Board

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them by e-mail at board@thomsonreuters.com or by mail c/o Thomas Kim, Chief Legal Officer  & Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario, M5H 2R2, Canada.

2020 Annual Meeting – Questions from Shareholders

At the annual meeting, shareholders in attendance will be provided with an opportunity to submit questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is attending the meeting by webcast as a guest or is unable to attend this year’s meeting online but have a question, you may e-mail your question to investor.relations@thomsonreuters.com or mail your question to the Chief Legal Officer & Company Secretary at the address noted above in the “How to Contact the Board” section.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If there are questions pertinent to meeting matters that are unanswered during the meeting due to time constraints, we will post questions and answers in the “Investor Relations” section of our website, www.thomsonreuters.com, as soon as practicable after the meeting.

A replay of the annual meeting webcast will be posted on our website after the meeting.

Where to find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters for the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 677 Washington Boulevard, 9th Floor, Stamford, Connecticut 06901, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website, www.thomsonreuters.com.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2019 annual report.

Page 92    Management Proxy Circular and Notice of Annual Meeting of Shareholders

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. A copy of our corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee assists in scrutinizing candidates’ suitability and its members include two persons appointed by the chairman after consultation with the European Court of Human Rights and representatives of certain press associations. Our Board currently has two representatives on the nomination committee. The chairman and deputy chairman of the Thomson Reuters Founders Share Company are members of the nomination committee, and the chairman appoints three other directors of the Thomson Reuters Founders Share Company as members of the nomination committee. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News are also party to a Reuters Support Agreement governing the relationship between them.

For additional information about the Thomson Reuters Founders Share Company, its directors, the Thomson Reuters Trust Principles, the Founders Share that our company has issued to the Thomson Reuters Founders Share Company and the Reuters Support Agreement, please see our 2019 annual report.

Share Repurchases – Normal Course Issuer Bid

In August 2019, we filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 25,000,000 common shares. The notice provides that we may purchase these shares between August 19, 2019 and August 18, 2020 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that we purchase under the bid are cancelled. In 2019, we repurchased 7,831,644 common shares at an average price per share of $62.33 under our normal course issuer bid. A copy of the notice of intention is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 93

Directors’ Approval

The Board of Directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Thomas Kim

Chief Legal Officer & Company Secretary

April 17, 2020

Page 94    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Appendix A – Equity Compensation and Other Plan Information

In November 2018, we completed a return of capital transaction that included a consolidation of our outstanding common shares (or reverse stock split) at a ratio of 1 pre-consolidated share for 0.9079 post-consolidated shares. We subsequently consolidated the number of shares issuable under our stock incentive plan and other plans by the applicable ratio. Share reserve information in this Appendix reflects the consolidation.

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.
Maximum number of shares issuable	69,150,969 shares, representing approximately 13.90% of our total issued and outstanding shares as of year end.
Shares and awards issued in 2019	In 2019, we issued approximately 5.5 million shares under the plan, which represented approximately 1.11% of our total issued and outstanding shares as of year-end. Total awards granted in 2019 represented approximately 0.43% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2019 represented approximately 0.18% and RSUs granted in 2019 represented approximately 0.25%.
Other limits	Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.
The maximum number of shares that may be issued in respect of RSU awards granted after December 31, 2016 will not exceed 13,503,378 shares.
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 5,000,000.
The number of shares issued to “insiders” and their “associates” within any one-year period under the plan and any other security based compensation arrangement of Thomson Reuters cannot exceed 5% of the aggregate number of our issued and outstanding shares on a non-diluted basis. The maximum number of shares issuable to “insiders”, at any time, under the plan and any other share based compensation arrangement of Thomson Reuters cannot exceed 10% of the aggregate number of our issued and outstanding shares on a non-diluted basis.
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. We may not issue ISOs under the plan at this time.
Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.
Types of awards that may be issued	Non-qualified stock options, stock appreciation rights (SARs), awards of RSUs and other awards of shares based on the value of shares. Through the date of this circular, we have only issued non-qualified stock options and RSUs under this plan. We issue SARs under our separate phantom stock plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.

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As of December 31, 2019
Common shares issued under the plan	48,085,012 (1)
Common shares remaining for issuance	21,065,957 (representing approximately 4.23% of our issued and outstanding shares as of year-end)
Stock options and RSUs outstanding	8,362,005 (representing approximately 1.68% of our issued and outstanding shares as of year-end)
Common shares remaining for issuance less outstanding stock options and RSUs	12,703,952 (representing approximately 2.55% of our issued and outstanding shares as of year-end)
Common shares issued and outstanding	497,459,546
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year ended December 31, 2019 of 500,829,753	4.21%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	4.04%

(1)

Of the 48,085,012 common shares reflected as being issued under the plan as of December 31, 2019, only 24,811,540 common shares have been actually issued due to net settlement of RSUs and various stock options. When RSUs vest or stock options are exercised, our company deducts the gross amount of the underlying securities from the plan’s share reserve.

We believe that our stock incentive plan grant practices are conservative relative to applicable benchmarks and our compensation peer group. The following table provides information as of the end of each year indicated related to the stock incentive plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2019	2018	2017
Share usage – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.43%	0.59%	0.74%
Burn rate – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.43%	0.59%	0.74%
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year	4.21%	3.98%	4.90%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	4.04%	—	—

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Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options and RSUs granted in 2019 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination. If options or SARs would otherwise expire during a blackout period, the term will be extended until 10 business days after conclusion of such blackout period.
Plan amendments and changes

The Board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval (including, but not limited to, minor “housekeeping” changes, changes to comply with applicable laws and changes to vesting provisions of awards), except for an amendment which:

●   increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

●   Increases the maximum number of shares that can be issued pursuant to RSUs;

●   increases the maximum number of shares which may be issued under the awards held by a participant;

●   reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

●   changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

●   changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;

●   changes the rights attaching to our common shares;

●   changes the amending provisions of the plan;

●   removes or exceeds the insider participation limit under the plan (as defined in the TSX Company Manual), as amended from time to time; or

●   is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments. For a cashless exercise of options, the participant will receive the net number of shares equal to the in-the-money amount of the options (less applicable taxes). The number of options exercised will be deducted from the share reserve.
Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-3

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2019	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2019	Not applicable, since all awards are cash-based.
Total SARs outstanding as of December 31, 2019	Not applicable, since all awards are cash-based.
Burn rate – the total number of SARs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	6,488,478 shares, representing approximately 1.30% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2019	1,502,394 shares, representing approximately 0.30% of our total issued and outstanding shares.
Total DSUs outstanding as of December 31, 2019	Total DSUs outstanding of 695,853 as of year-end 2019 represented approximately 0.14% of our total issued and outstanding shares.
Shares available for grant as of December 31, 2019	4,290,231 shares, representing approximately 0.86% of our total issues and outstanding shares.
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above. In 2019, we made tax-related amendments to the deferred compensation plan. These amendments did not require shareholder approval.
Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

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The following table provides information as of the end of each year indicated related to the deferred compensation plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2019	2018	2017
Share usage – the total number of shares issued pursuant to DSUs in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.011%	0.047%	0.002%
Burn rate – the total number of DSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.010%	0.011%	0.018%
Potential Dilution – the total number of all DSUs available for issue, divided by the total weighted average of common shares outstanding during the year	0.996%	0.755%	0.816%
Full Dilution – the total number of all DSUs available for issue plus all DSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all DSUs outstanding and available for issue	0.986%	—	—

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	20,388,909 shares (comprised of 14,633,208 for U.S. employee stock purchase plan and 5,755,701 for global employee stock purchase plan), representing approximately 4.10% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2019	14,778,833 shares, representing approximately 2.97% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2019	5,610,076 shares, comprised of 3,256,973 shares for the U.S. ESPP and 2,353,103 for the global ESPP, representing approximately 1.13% of our total issued and outstanding shares (0.66% for the U.S. ESPP and 0.47% for the global ESPP).
Total ESPP shares outstanding as of December 31, 2019	Total shares outstanding of 88,865 as of year-end 2019 represented approximately 0.02% of our total issued and outstanding shares.
Types of equity-based awards that may be issued	Common shares
ESPP—key terms	● The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.

●   On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

●   A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

●   Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

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The following table provides information as of the end of each year indicated related to the ESPP’s share usage, burn rates, potential dilution and full dilution.

	As of December 31,

	2019	2018	2017
Share usage – the total number of common shares issued under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.08%	0.15%	0.13%
Burn rate – the total number of common shares granted under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.08%	0.15%	0.13%
Potential Dilution – the total number of all common shares available for issue under the ESPP, divided by the total weighted average of common shares outstanding during the year	1.12%	0.90%	1.06%
Full Dilution – the total number of all common shares available for issue under the ESPP plus all common shares outstanding under the ESPP, divided by the weighted average of common shares outstanding during the year plus all common shares outstanding and available for issue under the ESPP	1.11%	—	—

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Appendix B – Shareholder Proposal

The following proposal has been submitted by the B.C. Government and Service Employees’ Union General Fund and the B.C. Government and Service Employees’ Union Defence Fund of 4911 Canada Way, Burnaby, British Columbia V5G 3W3, Canada, for consideration at the annual meeting of shareholders. The Board of Directors opposes this proposal for the reasons set out below.

Shareholder Proposal

Companies are facing scrutiny for contracting with government agencies carrying out the Trump administration’s inhumane family separation and indefinite family detention policies at the US-Mexico border.

The UN considers such separation and detention illegal under international law and has stated the practice constitutes “arbitrary and unlawful interference in family life, and is a serious violation of the rights of the child.“1

Immigration and Customs Enforcement (ICE) has over $60 million in contracts with Thomson Reuters. ICE relies on data and technology provided by Thomson Reuters products such as CLEAR® to track and arrest immigrants on a massive scale.

CLEAR® is a powerful software tool that enables background checks by consolidating records across multiple databases, including utilities, DMV records, property, criminal/arrest and court records, business data, healthcare provider information, live cell phone records and license plate recognition.

Historically a media company, Thomson Reuters’s success is increasingly determined by software offerings. Its practices should now be compared against software-as-a-service (SaaS) companies. The most prominent SaaS companies, Microsoft, Amazon, Google, Oracle, Cisco and Salesforce.com, have indicated their approaches to human rights are informed or guided by the UN Guiding Principles on Business and Human Rights (UNGPs).

An organization chaired by the author of the UNGPs stated2:

[T]hose businesses that operate or have parts of their value chain in countries where governments fail to fulfill their own duties to protect human rights will need to make additional efforts to respect human rights in light of the risky environment.

While Thomson Reuters has not invoked the UNGPs, it is a signatory to the UN Global Compact and its Ten Principles. Facilitation of ICE’s questionable activities calls into question whether Thomson Reuters is satisfying it obligations under the first two Principles3:

Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights; and

Principle 2: make sure that they are not complicit in human rights abuses.

Thomson Reuters has stated that its reputation is key and negative publicity could harm relationships with customers4.

Thomson Reuters has no formal commitment to remedy adverse impacts of human rights abuses by its customers, there is no clear evidence that it conducts human rights risks assessments, and its compliance with the UN Global Compact is questionable. Given the lack of risk mitigation and disclosure, investors have insufficient information to gauge whether Thomson Reuters is addressing this serious risk.

RESOLVED: Shareholders request the Board produce a human rights risk report, at reasonable cost and omitting proprietary information, addressing

•	how Thomson Reuters assesses its role in contributing to and being directly linked to human rights impacts by end users,

•	how Thomson Reuters mitigates its role in contributing to adverse human rights impacts from end users,

•	whether Thomson Reuters remains in compliance with the Ten Principles of the UN Global Compact, and

•	whether Thomson Reuters’s failure to invoke the UNGPs is out-of-step with market practice, particularly where reputational damage may have a material adverse effect on a company’s business.

1	https://www.nytimes.com/2018/06/05/world/americas/us-un-migrant-children-families.html
2	https://www.shiftproject.org/un-guiding-principles/
3	https://www.unglobalcompact.org/what-is-gc/mission/principles
4	https://ir.thomsonreuters.com/static-files/b32e0ad2-b992-46da-890d-2a28f21b6aec

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page B-1

The Board of Directors recommends voting AGAINST the proposal for the following reasons:

For the reasons discussed below, the Board believes that producing a human rights risk report in the form contemplated by the proposal is not in the best interests of Thomson Reuters or its shareholders. The Board believes that our company’s current policies and practices appropriately and adequately reflect Thomson Reuters’ commitment to respecting human rights.

Trust is at the heart of all we do. The foundation of that trust is built upon Thomson Reuters’ long-standing Trust Principles of integrity, independence and freedom from bias, which also underpin our business decisions and our commercial principles. As part of our commitment in the Trust Principles to integrity, independence and freedom from bias, we endeavor to be impartial and not to take sides and we seek to provide news, information, software, services and solutions upon which individuals, businesses and governments can rely.

We rely on an extensive network of customers, partners and suppliers, all of whom impact the communities in which we live and work. In every business decision and transaction, we endeavor to do the right thing—for our people, our suppliers and our communities.

Law enforcement agencies are tasked with the immense duty of keeping our communities safe. As the type of threats that communities face become more complex, law enforcement personnel need solutions that help them investigate threats to public safety. Thomson Reuters provides products and services to federal, state and local government agencies in the United States and other countries that are utilized in support of the rule of law.

CLEAR is one of our investigative platforms and we sell it primarily to government agencies. CLEAR combines public and proprietary databases with technology to deliver insight for investigative, legal compliance and fraud prevention purposes. CLEAR is used by the U.S. government to help protect human rights in a wide range of areas, including identifying counterfeit and substandard products that pose health and safety issues (such as fake COVID-19 testing kits); combatting human trafficking, international money laundering by criminal organizations, smuggling and international drug trafficking, and illegal arms trafficking; and investigating criminal organizations.

•	CLEAR is only available to authorized professional and government subscribers that have a certified permissible use under a number of U.S. federal and state laws.

•

All customers are vetted and trained prior to being granted access to these products, and end users must certify their specific legally permissible uses prior to each time they seek access to any data.

•

The services that Thomson Reuters provides to the U.S. Department of Homeland Security’s Immigration and Customs Enforcement (ICE) agency (under a contract signed in 2015) are in support of its work on active criminal investigations and priority cases involving threats to national security and/or public safety.

As a recent example of how our data and the technical expertise of our company’s analysts can help support efforts to improve public safety, our products helped law enforcement rescue 22 human trafficking victims during Super Bowl weekend in Miami in February 2020. A concerted law enforcement effort—which also resulted in 47 arrests of traffickers and their accomplices — involved the Miami-Dade State Attorney’s Human Trafficking Task Force, the United States Attorney’s Office, the U.S. Federal Bureau of Investigation, the U.S. Department of Homeland Security and the Miami-Dade, Miami Beach and City of Miami Police Departments, as well as other local law enforcement agencies, the local Super Bowl Host Committee and the Women’s Fund Miami-Dade. Our strong partnership with law enforcement at the 2020 Super Bowl afforded us an opportunity to use our expertise, information and technologies to support an extremely critical mission, and our data and technology were used to benefit local communities.

Our commitment to respecting human rights is also demonstrated in several other ways:

•

Code of Business Conduct and Ethics – The Thomson Reuters Code of Business Conduct and Ethics is grounded in our purpose and values and sets out Thomson Reuters’ standards and expectations for employees’ behavior and our business practices. The Code is currently available in English and 19 other languages. The Code includes a statement on our approach to human rights. The Code provides that as a responsible global corporate citizen, we are trusted to respect human rights and to hold our business partners to the same high standard we demand of ourselves.

Page B-2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

•

Supplier Onboarding Program – Thomson Reuters maintains a process known as the global Supplier Onboarding Program to screen, onboard and monitor the third parties with which we choose to do business. The Supplier Onboarding Program includes a risk assessment of whether a business partner may have engaged or might engage in unethical and/or unlawful acts. Under our internal policies, business partners are to be approved through the Supplier Onboarding Program before Thomson Reuters enters into an agreement for goods or services. If a screening shows potential problems, we work with business partners on a case-by-case basis to identify underlying issues and to remedy them to our satisfaction. We have also identified certain service categories as presenting a higher ethics risk and we have provided targeted training to business partners in these categories to reinforce the Supply Chain Ethical Code obligations. Thomson Reuters also re-screens business partners at regular intervals. These processes have enabled us to better monitor business partners for potential issues on an ongoing basis and have given us even greater confidence that our business partners continue to meet our ethical standards.

•

Supply Chain Ethical Code – Thomson Reuters has a Supply Chain Ethical Code that is designed to ensure that our suppliers meet standards that are consistent with Thomson Reuters’ ways of doing business. Our Supply Chain Ethical Code applies to our suppliers worldwide and seeks to drive commitment to high ethical standards through our supply chain. Our master services agreement forms require suppliers to comply with our Supply Chain Ethical Code. In certain instances, we have alternatively permitted some suppliers to agree to comply with their own ethics codes and we ask those suppliers to represent to us that their analogous codes conform in material respects with ours.

•

Thomson Reuters Foundation – Thomson Reuters’ corporate charity, the Thomson Reuters Foundation, works to advance media freedom, raise awareness of human rights issues, and foster more inclusive economies. Leveraging the skills, values and expertise of Thomson Reuters, the Foundation exposes corruption worldwide and has undertaken a number of programs and initiatives intended to trigger change and empower people globally.

•

UN Global Compact – As part of our commitment to being global role models for ethical business conduct, Thomson Reuters is a member of the United Nations Global Compact, and we align our business to the Compact’s 10 universal principles on human rights, labor, environment and anti-corruption. In addition, Thomson Reuters works actively towards the 17 U.N. Global Compact Sustainable Development Goals (SDGs), with a strong focus on SDG 16: promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels. To this end, Thomson Reuters is a participant of the UNGC SDG 16 Action Platform and is committed to implementing various innovative programs for our employees, the Thomson Reuters Foundation and partners in service of this goal. In 2019, we examined the legal sector’s capacities and duties in promoting peace, justice and strong institutions while bringing our customers and partners to the table with the United Nations Global Compact and the Thomson Reuters Foundation’s TrustLaw group.

We take our role as a good corporate citizen extremely seriously, and we believe our data, software and solutions make a positive impact to society. As stated above, as part of our commitment in the Trust Principles to integrity, independence and freedom from bias, we endeavor to be impartial and not to take sides. The Trust Principles have guided our company for almost 80 years and they continue to help us operate fairly.

The Board does not believe that it is in the best interests of Thomson Reuters or its shareholders to spend significant time, resources and energy to develop a separate report which it believes would lack a tangible return for shareholders. The Board prefers that Thomson Reuters management should instead focus on further increasing shareholder value and improving upon our company’s existing efforts to respect human rights.

For the foregoing reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

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THOMSON REUTERS 333 Bay Street, Suite 300 Toronto, Ontario M5H 2R2 Canada tel: +1 416 687 7500 www.thomsonreuters.com